GREAT PANTHER SILVER LIMITED

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2017

MARCH 23, 2018

Great Panther Silver Limited	2
Annual Information Form for the year ended December 31, 2017

Great Panther Silver Limited	3
Annual Information Form for the year ended December 31, 2017

1.	PRELIMINARY NOTES

1. A.	DATE OF INFORMATION

Unless otherwise identified, all information contained in this Annual Information Form (“AIF”) is as at December 31, 2017.

1.B.	NOMENCLATURE

In this AIF, unless the context otherwise dictates, “Great Panther” or the “Company” refers to Great Panther Silver Limited, and its subsidiaries, Minera Mexicana el Rosario SA de CV (“MMR”), Metálicos de Durango SA de CV (“MDU”), Minera de Villa Seca SA de CV (“MVS”), Great Panther Coricancha SA, Coboro Minerales de Mexico SA de CV (“Coboro”), Cangold Limited (“Cangold”), Great Panther Silver Peru SAC (“GP Peru”), Great Panther Finance Canada Limited and GP Finance International sàrl.

1.C.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this AIF constitute “forward-looking information” within the meaning of Canadian securities laws. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this AIF includes forward-looking statements as noted throughout the document. These relate to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements, sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; the impact of taxes and royalties; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; expansions and acquisition plans; and the future plans and expectations for the Company’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this AIF, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of silver, gold, lead and zinc; expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations, expected exchange rates; expected taxes and royalties; the likelihood or timing of the receipt of necessary regulatory and governmental approvals; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions and the method or methods used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating cost and expenses, the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

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This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk; labour or social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; uncertainty of mineral resource estimates, and deterioration of general economic conditions.

Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

1.D.	FINANCIAL INFORMATION

The Company prepares its consolidated financial statements in accordance with International Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). IFRS differs in some respects from US GAAP, and thus the Company’s financial statements may not be comparable to financial statements of US companies.

The Company’s financial statements are presented in United States dollars (the reporting currency). Financial and operating information presented in this AIF is presented in US dollars unless otherwise noted.

1.E.	TECHNICAL INFORMATION

The technical information in this AIF relating to the Company’s mineral projects has been reviewed and approved by Matthew C. Wunder, P. Geo., a “Qualified Person” under National Instrument 43-101.

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1.F.	CAUTIONARY NOTES TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

Certain terms contained in this AIF have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

1.G.	GLOSSARY OF TERMS AND UNITS OF MEASURE

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

AAS	Atomic absorption spectroscopy.

adit	A horizontal or close-to-horizontal tunnel, man-made for mining purposes.

AISC	All in sustaining cost, a widely reported non-GAAP measure in the silver industry.

Ag	Silver.

Ag eq oz	Silver equivalent ounces, reflecting the equivalent values of silver and all other products produced by the Company, relative to the prevailing silver price.

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andesite	A fine-grained brown, green or greyish intermediate volcanic rock.

Au	Gold.

breccia	A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

cash cost	Cash cost per payable silver ounce, a widely reported non-GAAP measure in the silver industry.

cfm	Cubic feet per minute.

CIM	Canadian Institute of Mining, Metallurgy and Petroleum.

CONAGUA	Comisión Nacional del Agua, or National Water Commission, in Mexico responsible for managing and preserving national waters and their inherent good in order to achieve sustainable use.

Cu	Copper.

cut and fill	A mining method which removes ore in horizontal slices and the remaining void is filled with waste rock before proceeding to mine the next slice of ore.

EIA	Environmental Impact Assessment.

eq.	Equivalent values or quantities of products, expressed relative to the prevailing silver and co-product prices.

epithermal	Hydrothermal deposits formed at low temperature and pressure.

feasibility study

A detailed study of a deposit in which geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

felsic	An igneous rock having abundant light-coloured materials.

GDLR Project	The advanced stage Guadalupe de Los Reyes gold and silver project located in the Sierra Madre Mountains in Sinaloa State, Mexico.

g/t	Grams per metric tonne.

gpm	Gallons per minute.

hectare, or ha	A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal	Relating to hot fluids circulating in the earth's crust.

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee, collectively.

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Indicated Mineral Resource

As defined by the CIM Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”), an Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

As defined by the CIM Definition Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

JORC	Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

LHD	Load-haul-dump loader.

LOM	Life of Mine.

masl	Metres above sea level.

Measured Mineral Resource

As defined by the CIM Definition Standards, a Measured Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on a detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral

An inorganic substance usually having a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

Mineral Resource

As defined by the CIM Definition Standards, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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Mineral Reserve

As defined by the CIM Definition Standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral claim	The portion of mining ground held under law by a claimant.

mineralization	Implication that the rocks contain metallic minerals and that these could be related to ore.

M&I	Measured and Indicated.

NSR	Net smelter return.

OEFA	The Environmental Evaluation and Oversight Agency, in Peru.

ore	That part of a mineral deposit which could be economically and legally extracted.

oz	Troy ounces.

Pb	Lead

Preliminary Feasibility Study, or PFS

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve

As defined by the CIM Definition Standards, a Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROFEPA

Procuraduría Federal de Protección al Ambiente, or Federal Agency of Environmental Protection, creates and enforces the Federal environmental laws of Mexico, with the aim of sustainable development. It has no relationship with the SEMARNAT, and maintains its own technical and operational autonomy.

Proven Mineral Reserve

As defined by the CIM Definition Standards, a Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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psi	Pounds per square inch.

QA/QC	Quality Assurance/Quality Control.

quartz	A common rock forming mineral consisting of silicon and oxygen.

resuing	A method of stoping wherein the wall rock on one side of the vein is removed before the ore is broken. Employed on narrow veins, and yields cleaner ore than when wall and ore are broken together.

rhyolite	A fine-grained volcanic (extrusive) rock of granitic composition.

SEC	United States Securities and Exchange Commission.

SEDAR	System for Electronic Document Analysis and Retrieval, a mandatory document filing and retrieval system for Canadian public companies.

SEMARNAT

Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of Environment and Natural Resources, the Mexican federal agency responsible for environmental protection, including permitting of surface work and some mining programs.

stockwork	A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

stoping	The extraction of ore or other minerals by creating underground openings through the application of drill and blast techniques.

TSF	Tailings storage facility.

tonne	A metric tonne, equal to 1,000 kilograms and approximately 2,205 lbs.

tpd	Metric tonnes per day.

t/m³	Metric tonnes per cubic metre.

US GAAP	United States generally accepted accounting principles.

vein

A zone or belt of mineralized rock lying within boundaries clearly distinguished from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term "lode" is commonly used synonymously for vein.

Zn	Zinc.

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2.	CORPORATE STRUCTURE

2. A.	NAME, ADDRESS AND INCORPORATION

Great Panther Silver Limited was originally incorporated under the Company Act (British Columbia) in 1965 under the name “Lodestar Mines Ltd.”. On June 18, 1980, the Company’s common shares were listed on the TSX Venture Exchange. On March 22, 1996, the Company was continued under the Business Corporation Act (Yukon). On July 9, 2004, the Company was continued to British Columbia under the Business Corporations Act (British Columbia). On November 14, 2006, the Company’s common shares began trading on the TSX under the symbol “GPR”. On February 8, 2011, the Company’s common shares were listed on the NYSE American under the trading symbol “GPL”, while the Company retained its listing on the TSX in Canada.

The articles of the Company were amended on June 28, 2012, to provide for and facilitate the electronic delivery and receipt of notices, statements, reports or other records to shareholders.

Great Panther’s principal and registered offices are located at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada. The Company’s telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company’s website can be found at www.greatpanther.com.

2.B.	INTERCORPORATE RELATIONSHIPS

The following companies are the subsidiaries of the Company, each of which is 100% beneficially owned, directly or indirectly, by the Company.

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3.	GENERAL DEVELOPMENT OF THE BUSINESS

3. A.	GENERAL

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (“GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant.

The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

The method of production at Topia and the GMC consists of conventional mining incorporating cut and fill and resue methods. Extracted ore is trucked to on-site conventional processing plants which consist of zinc and lead-silver flotation circuits at Topia Mine, and a pyrite-silver-gold flotation circuit at the GMC.

On June 30, 2017, the Company acquired a 100% interest in the Coricancha Mine Complex ("Coricancha"), by acquiring all the common shares of Nyrstar Coricancha SA. Coricancha is a gold-silver-copper-lead-zinc mine, located in the Peruvian province of Huarochirí, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013.

 The Company’s exploration properties include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. El Horcón is located 100 kilometres by road northwest of Guanajuato city, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato city, and the Plomo property is located in the state of Sonora, Mexico. The Argosy property is in the Red Lake Mining District in northwestern Ontario, Canada. The Company has not undertaken any significant exploration programs on El Horcón, Santa Rosa, Plomo and Argosy in the last three years, and none of these properties is considered material.

The GMC, Topia, El Horcón and Santa Rosa are held by MMR, a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated MDU and MVS which are responsible for the day-today affairs and operations of Topia and the GMC, respectively, through service agreements with MMR.

Argosy is held by Cangold, and Plomo is held by Coboro.

The Company continues to evaluate additional mining opportunities in the Americas.

3.B.	THREE-YEAR HISTORY

3. B.1	Year ended December 31, 2017

Overall metal production for 2017 was 3,978,731 Ag eq oz, a 2% increase over the prior year despite a slight decrease in tonnes milled. This was due to an increase in production from the higher grade Topia Mine, which benefited from higher throughput and increase in ore grades.

There were no fatalities at any of the Company’s operations during 2017. The Company introduced and implemented additional safety measures during 2017, including the SafeStart program, with the objective of further educating workers and their families about the importance of operating a safe work environment.

A total of 12,002 metres of development were completed at the GMC during 2017. At Topia, underground development totaled 5,167 metres, with the majority carried out at the Argentina, 15-22, San Miguel and Recompensa mines.

The Company completed 22,207 metres of exploration drilling at the GMC during 2017, a significant increase over 15,685 metres in 2016. The Company undertakes ongoing exploration of the GMC with the objective of replacing mined resources and expanding the mineral resource base. On January 25, 2018, the Company provided an update to the Mineral Resource at the GMC which reported an increase in Measured and Indicated Mineral Resources of 91%. During 2017, exploration at San Ignacio consisted of both surface and underground drilling which totaled 17,885 metres. This drilling resulted in the extension and continued delineation of the Melladito and Nombre de Dios zones at the San Ignacio Mine, and a significant increase in Measured and Indicated Mineral Resources. Underground drilling at the Guanajuato Mine totaled 4,322 metres, and was focused on the Cata, Los Pozos, Guanajuatito, San Cayetano, Santa Margarita and Valenciana mining areas.

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The Company completed 2,485 metres of surface exploration drilling at Topia during 2017, while no such drilling was completed in 2016.

In June 2017, the Company successfully completed the commissioning phase of the refurbished processing plant at Topia and the plant was operating at planned capacity. Milling operations had been suspended from early December 2016 until early April 2017 to facilitate the construction of a tailings filtration plant, and completion of plant upgrades. In December 2017, SEMARNAT granted the Company all permits for the construction and operation of the new Phase II TSF at its Topia Mine. The Company is utilizing the existing Phase I TSF during the construction of Phase II.

On June 30, 2017, the Company completed the acquisition of Coricancha from subsidiaries of Nyrstar NV (see "Significant Acquisitions" below).

On August 14, 2017, the Company announced the results of the exploration drilling program conducted at Coricancha which focussed on three main veins – Wellington, Constancia and Colquipallana, in addition to a new exploration target, the Animas vein.

On August 16, 2017, James Bannantine was appointed President and Chief Executive Officer and Director of the Company, succeeding Robert Archer. Mr. Archer remains on the Board of Directors.

On December 20, 2017, the Company completed an updated Mineral Resource Estimate for Coricancha. The Measured and Indicated tonnes and grades in the updated Mineral Resource Estimate compare well with those from the historical resource estimate of 2012. The Company is completing feasibility studies and is evaluating opportunities to reduce costs and project risk. The Company expects to complete additional technical studies for Coricancha in the second quarter of 2018.

The Company compiled supplemental information requested by CONAGUA during its inspections conducted during 2016 and submitted it in December 2017. The Company awaits the results of the review by CONAGUA (see further information see "Infrastructure, Permitting and Compliance Activities" in section 5.A).

3. B.2	Year ended December 31, 2016

Overall metal production for 2016 was 3,884,960 Ag eq oz, representing a decrease of 7% over the prior year. The decrease in production reflected 15% lower throughput at Topia due to three temporary shutdowns in operations, as well as lower ore grades and recoveries at the GMC.

A total of 9,540 metres of development were completed at the GMC during 2016, with the majority focused on the San Ignacio Mine. At Topia, mine development totaled 7,118 metres and was focused on the Argentina, 15-22, La Prieta and El Rosario mines.

The Company’s drill program during 2016 totaled 15,685 metres for the GMC compared to 17,680 metres in 2015. Drilling at the Guanajuato Mine totaled 7,200 metres and was focused on the Guanajuatito and Valenciana mines. At San Ignacio, total drilling amounted to 8,458 metres for the year.

There was no exploration drilling conducted at Topia during 2016 as the mine had sufficient mineral resources to support mining for several years at current production levels.

The Company experienced one fatality at its Topia Mine and two fatalities at the GMC in 2016. The Company considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. The Company completed extensive investigations into each event and routinely undertakes safety training and updates and makes improvements to safety procedures and practices to minimize injuries and provide a safe work environment.

On January 14, 2016, the Company reported a theft of explosives from one of the mines at the GMC. The Company voluntarily suspended the use of all explosives material at the GMC to facilitate ongoing investigations by regulatory authorities, and to enhance security. On February 16, 2016, the regulatory authorities concluded their formal investigation. Operations at the GMC were intermittently halted over the investigation period and fully resumed on February 16, 2016.

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In February 2016, CONAGUA required that the Company make formal applications for permits associated with the occupation and construction of the TSF at the GMC. After the Company filed the applications, CONAGUA carried out an inspection of the TSF and requested further technical information.

On February 24, 2016, the Company terminated an option to purchase the Guadalupe de Los Reyes Project in Sinaloa, Mexico, after conducting an evaluation of the project, which included a surface diamond drill program.

On April 21, 2016, the Company entered into an At-the-Market Offering (the “ATM Offering”) agreement under which the Company had the discretion to sell common shares up to a maximum in gross sales proceeds of $10.0 million, until December 31, 2016. The Company issued 3,498,627 common shares under the ATM Offering for aggregate gross proceeds of $5.7 million.

On May 11, 2016, the Company elected to terminate an option agreement to acquire a 100% interest in Coricancha; however, it continued with the evaluation of the project.

On July 12, 2016, the Company closed an equity bought deal offering that was announced on July 6, 2016. Upon closing, the Company sold 18,687,500 Units at a price of $1.60 per Unit for gross proceeds of $29.9 million. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitled the holder to purchase one share at the exercise price of $2.25 per share for a period of 18 months after the closing of the offering. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the offering. The intended use of net proceeds from this offering, along with the net proceeds from the aforementioned ATM Offering, was to fund operating, development and exploration expenditures at the Company’s mining operations and projects, for possible future acquisitions, and for general corporate and working capital purposes. To the date of this AIF, the net proceeds of the ATM Offering and the bought deal offering have not been used and have been placed in short-term bank guaranteed deposits or other similarly secure deposits. Since completing the offerings and to the date of this AIF, the Company has funded all operating, general working capital and investment needs from operating cash-flow. The Company continues to seek out other precious metal mining acquisition opportunities in the Americas.

On October 31, 2016, the Company filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except for Quebec, and a corresponding registration statement on Form F-10 with the SEC. Subject to the subsequent preparation and filing of a prospectus supplement, these filings allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to C$80.0 million in Canada and the United States over a 25-month period. Great Panther filed this base shelf prospectus with the intention of maintaining financial flexibility, and the maximum amount that could potentially be offered under the base shelf prospectus does not reflect an estimate of future financing requirements. At this time, there are no foreseeable financing requirements associated with the Company’s existing operating and development plans, however, the execution of the Company’s growth strategy may warrant further financing.

In early December 2016, the Company temporarily halted processing at the Topia Mine in order to facilitate certain plant upgrades and a transition to a new TSF under construction. Mine operations continued during the plant shutdown and all ore was stockpiled to be processed upon resumption of processing activities towards the end of the first quarter of 2017. Further details regarding the new TSF is included in the Topia Development section.

On December 19, 2016, the Company entered into an agreement to acquire a 100% interest in Coricancha.

3. B.3	Year ended December 31, 2015

Overall metal production for 2015 was a record 4,159,121 Ag eq oz, representing an increase of 30% over the prior year. The increase reflected the continued ramp-up in production at the San Ignacio Mine since commercial production commenced in June 2014, and higher ore grades at all operations.

The safety performance in 2015 improved over the prior years in terms of incident and severity rates. There were no fatalities. Improvements in the safety program centered on improving organizational safety policies and practices.

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Mine development at the GMC during 2015 was focused on San Ignacio, with additional development at the Cata, Los Pozos, Santa Margarita and Guanajuatito zones. Development at San Ignacio concentrated on infrastructure work including the maintenance facilities on the surface, preparation of loading bays, pumping stations and developing access levels to stopes. At Topia, mine development was focused on the Argentina, 15-22, La Prieta and El Rosario mines.

The goal of the Company’s exploration program for the GMC during 2015 was to expand the Mineral Resource base, and on February 25, 2016, the Company provided an update to the Mineral Resource at the GMC. Drilling at the Guanajuato Mine in 2015 totaled 13,024 metres, and was focused on the Valenciana, Cata and Los Pozos zones. At San Ignacio, total drilling amounted to 4,657 metres for the year and consisted of underground drilling to better define the Mineral Resource in the Intermediate and Melladito zones, and a surface drill program to define the southern extension of the Mineral Resource in the Melladito, Melladito Splay, Melladito 2 and Melladito 3 zones.

There was no exploration drilling conducted at Topia during 2015 as the mine had sufficient mineral resources to support an 11-year mine life at average annual production levels. The Company provided an update to the Mineral Resource at Topia on July 9, 2015, based on the results of prior years’ drill programs. Measured Mineral Resources were estimated at 6,006,000 Ag eq oz, Indicated Mineral Resources were estimated at 5,574,000 Ag eq oz, and Inferred Mineral Resources were estimated at 11,050,000 Ag eq oz. In light of the updated Mineral Resource Estimate, management changed its estimate of the useful life of Topia to 11 years (as at July 1, 2015), an increase from the previous estimate of 6.5 years. The full technical report is available under the Company’s profile on SEDAR located at www.sedar.com.

On May 27, 2015, the Company completed the acquisition of all of the 42,780,600 common shares of Cangold issued and outstanding to third parties, in exchange for 2,138,898 common shares of Great Panther and derecognition of $1,349,000 loaned by the Company to Cangold and its subsidiary, Coboro.

A surface drill program at the GDLR Project commenced in mid-August and was completed in early December with a total of 5,514 metres drilled. The objectives of this drill program were to test the continuity of the mineralized structures and associated gold-silver mineralization with fill-in holes, and to expand the mineralized zones with select step-outs. The remainder of 2015 was spent interpreting and 3D-modelling the results of the 2015 drill program, in conjunction with the historic drilling results, for use in a 'high-level' economic evaluation. Based on the results of the economic evaluation the Company terminated the option agreement for the GDLR Project on February 24, 2016.

During the year, the Company fully secured mineral property titles for all of its 7,909 hectares related to El Horcón. Three of the Company’s mineral property title claims were previously cancelled due to an administrative oversight on the part of the government agency which manages mineral property titles in Mexico. All titles have been restored. No drilling was conducted at El Horcón during 2015.

Great Panther announced in May 2015 that it had entered into a two-year option agreement with Nyrstar which gave the Company the right to acquire 100% of the shares of Coricancha.

3. C.	SIGNIFICANT ACQUISITIONS

Coricancha is located in the Peruvian province of Huarochirí in the central Andes of Peru, approximately 90 kilometres by paved highway east of the city of Lima. Coricancha is a polymetallic mine that includes a 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. Coricancha has been on care and maintenance since August 2013 when it was closed due to falling commodity prices. The Coricancha property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined underground by cut and fill methods.

The Company’s Peruvian subsidiary, Great Panther Silver Peru SAC (“GP Peru”), completed the acquisition (the “Acquisition”) of all of the issued and outstanding shares of Nyrstar Coricancha SA from Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V., as sellers (together “Nyrstar”) on June 30, 2017 (the “Completion”). Nyrstar Coricancha SA was the 100% owner of the Coricancha gold-silver-lead-zinc-copper mine and mill complex in Peru at Completion.

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Annual Information Form for the year ended December 31, 2017

The Acquisition was completed pursuant to a Share Purchase Agreement (the “SPA”) originally dated December 19, 2016, among the Company, GP Peru, Nyrstar and Nyrstar Coricancha SA (the “Original SPA”). The SPA was amended and restated on June 9, 2017 (the “Amended and Restated SPA”) and further amended by agreement dated June 28, 2017 (the “Second Amendment Agreement”).

The legal name of Nyrstar Coricancha SA was changed to Great Panther Coricancha SA subsequent to the Acquisition. In the foregoing Nyrstar Coricancha SA is also referred to as Great Panther Coricancha SA.

3. C.1	The SPA

The parties entered into the Amended and Restated SPA on June 9, 2017 in order to incorporate certain amendments to facilitate the reorganization of Nyrstar’s investments in Peru in connection with its planned divestitures. The amendments in the Amended and Restated SPA did not materially impact the terms of the Acquisition under the Original SPA. The parties entered into the Second Amendment Agreement effective June 28, 2017 in order to defer payment of the initial US$0.1 million portion of the Purchase Price (the “Completion Price”) from the closing date to a date no later than five business days following the receipt of a final cost certificate from the Peruvian tax authority (“SUNAT”) that related to the cost base of Nyrstar’s shares in Great Panther Coricancha SA (the “Cost Certificate”). The Second Amendment Agreement also included corresponding agreements relating to certain tax matters.

A copy of the Original SPA was filed on SEDAR on January 13, 2017. A copy of each of the Amended and Restated Share Purchase Agreement and the Second Amendment Agreement were filed on SEDAR on July 10, 2017. Readers are advised to refer to the filed agreements for a complete description of the terms of the Acquisition. The forms of the Mine Closure Agreement, Earn-Out Agreement and Nyrstar Parent Guarantee, each as discussed below, are each included as exhibits to the Original SPA and Amended and Restated SPA. The summary of material terms of each of the agreements provided in this AIF is qualified by reference to the entirety of the SPA.

Capitalized terms used in the discussion below that are not defined have the meaning prescribed to them in the SPA and related exhibits.

3. C.2	Closing of the Acquisition

The Acquisition was completed by Nyrstar transferring all of the issued and outstanding shares of Nyrstar Coricancha SA to GP Peru. Concurrently, the following agreements were executed in accordance with the SPA and came into effect on Completion:

•	An earn-out agreement between the Company, GP Peru, Nyrstar and Nyrstar Coricancha SA, in the form attached to the SPA (the “Earn-Out Agreement”);

•	A mine closure agreement between Nyrstar and Nyrstar Coricancha SA, in the form attached to the SPA (the “Mine Closure Agreement”); and

•	A guarantee of Nyrstar NV, the ultimate parent of Nyrstar, in favour of GP Peru and the Company, in the form attached to the SPA (the “Nyrstar Parent Guarantee”).

Nyrstar and the Company also executed a transition services agreement on closing in order to facilitate the transition of management and ownership of Nyrstar Coricancha SA to the Company and GP Peru. The transition services agreement was in effect for several months following Completion.

3. C.2.a	Acquisition Consideration

Under the terms of the SPA, GP Peru acquired Nyrstar Coricancha SA from Nyrstar for a purchase price (the “Purchase Price”) comprised of:

•	the Completion Priceof US$0.1 million, which was paid subsequent to Completion in September 2017; and

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Annual Information Form for the year ended December 31, 2017

•	up to US$10.0 million in earn-out consideration to be paid under the Earn-Out Agreement, as described further below.

3. C.3	Earn-Out Agreement

Under the Earn-Out Agreement, Great Panther Coricancha SA will pay Earn-Out Consideration to Nyrstar that will equal 15% of the free cash flow generated by Coricancha during the five-year period after which Coricancha is cumulative free cash flow positive from Completion, to a maximum of US$10.0 million. Specific material terms of the Earn-Out Agreement include the following:

•

the Earn-Out Consideration will be determined as being equal to 15% of the Free Cash Flow of the Company during the Earn-Out Period, calculated and paid at the end of each relevant fiscal year of the Company during the Earn-Out Period;

•

Free Cash Flow will be determined as the net income or loss of Coricancha, with adjustment for certain amounts specified in the Earn-Out Agreement related to depreciation and amortization, non-cash expenses and losses, deferred income tax and sustaining capital expenditures, each as determined in accordance with IFRS;

•	the Earn-Out Period will begin on the Trigger Date and will expire on the earlier of;

•	the date that is five years from the Trigger Date, and

•

the date on which the Cumulative Free Cash Flow generated from Coricancha since the Trigger Date has equaled an amount such that the Earn-Out Consideration to be paid by the Company to Nyrstar under the Earn-Out Agreement will equal US$10.0 million;

•

the Trigger Date will be the date on which the aggregate cumulative Free Cash Flow generated by Coricancha from the Date of Commencement of Commercial Production has equaled or exceeded the amount of the Start-Up Expenditures, as defined in the Earn-Out Agreement, incurred by the Company from the date of Completion of the Acquisition to the Date of Commencement of Commercial Production; and

•

the Date of Commencement of Commercial Production will be the date after Completion which is the first day of the first three month period (whether calendar months or otherwise) during which period the average rate of production at Coricancha is at least 400 tonnes per day (with production calculated on the basis of mined material processed through the plant).

The Company will guarantee to Nyrstar the payment by Great Panther Coricancha SA of the Earn-Out Consideration under the Earn-Out Agreement. To date, no consideration has been paid under the terms of the Earn-Out Agreement.

3. C.4	Reclamation Agreements

The SPA includes agreements between the Company, GP Peru, Great Panther Coricancha SA and Nyrstar regarding legacy environmental matters relating to Coricancha. These agreements became effective on Completion and are set out in clause 6 of the SPA and relate to the reclamation of tailings facilities at Coricancha and the funding of the corresponding reclamation costs. These terms include the following material provisions:

•

GP Peru will cause Great Panther Coricancha SA to reclaim the Cancha 1 and Cancha 2 tailings facilities (being part of Coricancha), in accordance with the mine closure plan approved by the Peru Ministry of Mines (the “Coricancha Mine Closure Plan”);

•

GP Peru will cause Great Panther Coricancha SA to reclaim the Triana tailings facility (being part of Coricancha), in accordance with the mine tailings abandonment plan approved by the Peru Ministry of Mines (the “Triana Tailings Abandonment Plan”);

•

Nyrstar will fund the payment of the Reclamation Costs associated with undertaking the reclamation work required to complete the Coricancha Mine Closure Plan and the Triana Tailings Abandonment Plan, to a maximum of US$20 million; and

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Annual Information Form for the year ended December 31, 2017

•	Nyrstar will advance funds to Great Panther Coricancha SA to fund the Reclamation Costs on a quarterly basis in accordance with agreed upon mechanics set forth in the SPA.

In addition, Nyrstar has agreed to settle all outstanding fines or sanctions relating to Coricancha, to a maximum of US$4.0 million (subject to certain exclusions to which the cap will not apply).

To date, the Company has completed some of the reclamation work under the Coricancha Mine Closure Plan and the Triana Tailings Abandonment Plan, and Nyrstar has funded these works in accordance with the SPA.

3. C.5	Mine Closure Agreement

The Mine Closure Agreement relates to the mine closure bond required to be maintained by Great Panther Coricancha SA for Coricancha (the “Mine Closure Bond”) in order to comply with the mine closure bond requirements imposed by the Ministerio de Energia y Minas of Peru (the “Peru Ministry of Mines”). Under the Mine Closure Agreement, Nyrstar has agreed to maintain the required Mine Closure Bond up to an amount of US$9.7 million for a three year period following Completion (the “Mine Closure Period”). During this Mine Closure Period, Great Panther Coricancha SA will be responsible for any portion of the Mine Closure Bond required by the Peru Ministry of Mines that is in excess of this US$9.7 million amount. In accordance with these obligations, Nyrstar is responsible, at its expense, for providing security for the initial US$9.7 million amount of the Mine Closure Bond and Great Panther Coricancha SA is responsible, at its expense, for providing security for any excess amount.

In the event that Great Panther Coricancha SA makes a final, irrevocable decision to permanently close Coricancha during the Mine Closure Period, the following will apply:

•	Nyrstar will pay to Great Panther Coricancha SA the amount of US$9.7 million in full and final release of its obligations under the Mine Closure Bond (the “Closing Contribution”);

•	Great Panther Coricancha SA will take all steps necessary to establish a new Mine Closure Bond in the amount of US$9.7 million;

•	Nyrstar will terminate its original Mine Closure Bond in the amount of US$9.7 million;

•	Great Panther Coricancha SA will proceed with the mine closure plan for Coricancha using the Closing Contribution paid to Coricancha by Nyrstar;

•	if the costs of closing Coricancha are less than the Closing Contribution paid by Nyrstar, Great Panther Coricancha SA will return to Nyrstar the difference; and

•	if the costs of closing Coricancha are greater than the Closing Contribution paid by Nyrstar, Coricancha will be responsible for any excess closure costs.

In the event that Great Panther Coricancha SA does not make a final, irrevocable decision to permanently close Coricancha during the Mine Closure Bond Period, Great Panther Coricancha SA will make arrangements for the release of the obligations of Nyrstar under its portion of the Mine Closure Bond, which arrangements will be in effect upon expiry of the Mine Closure Bond Period, and Nyrstar will then have no further responsibility or liability in connection with the Mine Closure Bond.

In December 2017, the Mine Closure Bond requirement was increased by $1.2 million. This additional amount was funded by Great Panther Coricancha SA at that time in accordance with the Mine Closure Agreement.

3. C.6	Parent Company Guarantee of Nyrstar NV

Under the Nyrstar Parent Guarantee, Nyrstar NV has guaranteed to the Company, GP Peru and Great Panther Coricancha SA, as beneficiaries, the punctual payment and performance by Nyrstar of the obligations of Nyrstar under:

•	Clause 2 of the Mine Closure Agreement relating to the obligations of Nyrstar to post the Mine Closure Bond and advance the Closure Contribution, in each case to a maximum of US$9.7 million;

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Annual Information Form for the year ended December 31, 2017

•	Clause 5(h) of the SPA relating to tax indemnification matters; and

•	Clause 6 of the SPA relating to the obligations of Nyrstar to fund the Reclamation Costs for Coricancha.

•	The obligations of Nyrstar NV are limited to the following maximum guaranteed amounts:

•	US$9.7 million with respect to the guaranteed obligations under clause 2 of the Mine Closure Agreement, and

•	US$20.0 million with respect to the guaranteed obligations under clause 6 of the SPA relating to Reclamation Costs.

The guaranteed obligations with respect to the tax indemnification under clause 5(h) of the SPA will not be subject to the foregoing maximum guaranteed amounts and will be subject to the indemnification provisions of the SPA with respect to these obligations.

3. C.7	Further information

The information contained in this AIF is presented in summarized form and reference should be made to the full text of the Form 51-102F4 "Business Acquisition Report" dated September 12, 2017 and related Material Change Report filed on July 10, 2017, each of which is available for review under the Company’s profile on SEDAR located at www.sedar.com.

4.	DESCRIPTION OF THE BUSINESS

4. A.	PRINCIPAL MARKETS

While Great Panther is primarily a silver producer, it mines ore which it processes in its plants to produce concentrates which contain silver, gold, lead and zinc. These concentrates are then sold to metal traders or directly to smelters and refiners which extract the metals from the concentrates (see “Product Marketing, Sales and Distribution”). In 2017, silver accounted for 49% of the Company’s revenues and gold accounted for 41%. The remaining 10% of the Company’s revenues are from the production of lead and zinc at Topia.

Silver and gold are precious metals traded as commodities primarily on the London Bullion Market Association (the “LBMA”) and Comex in New York (the “CME”). The LBMA is an international trade association, representing the London market for gold and silver bullion which has a global client base. This includes the majority of the gold-holding central banks, private sector investors, mining companies, producers, refiners and fabricators. The on-going work of the LBMA covers a number of areas, among them refining standards, trading documentation and the development of good trading practices. The maintenance of the “Good Delivery List”, including the accreditation of new refiners and the regular retesting of listed refiners, is the most important core activity of the LBMA.

The LBMA silver price auction is operated by CME and administered by Thomson Reuters. The price is set daily in US dollars per ounce at 12:00 noon London time and is displayed on the LBMA's website with a 15-minute delay. The LBMA gold price auction takes place twice daily by ICE Benchmark Administration at 10:30 and 15:00 London time with the price set in US dollars per ounce. The price is displayed on the LBMA'S website with a 30-minute delay. Reference prices for both silver and gold are also available in British Pounds and in Euros.

The silver and gold business is cyclical as smelting and refining charges rise and fall depending upon the demand for, and supply of, silver-gold concentrates in the market. In addition, the market prices of silver and gold have historically fluctuated widely, and are affected by numerous global factors beyond the control of the Company and the mining industry in general. A decline in such market prices may have an adverse effect on revenues from the sale of silver and gold.

In 2016, total physical silver demand accounted for 1,027.8 million ounces per the Silver Institute, World Silver Survey 2017, and comprised the following end market categories: industrial use (55%), coins and bars (20%), silver jewelry (20%) and silverware (5%). Approximately 42% of the industrial use is for electrical and electronic components and 14% is accounted for by use in the manufacturing of photovoltaics (solar cells). Silver has a number of key and, in some cases, unique properties such as durability, malleability, ductility, reflectivity, electrical conductivity. It also has antibacterial properties, and all these properties make it valuable in numerous industrial applications. Applications include: circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances, clothing and automobile components. The unique properties of silver also make it difficult to substitute the element in its industrial applications.

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Annual Information Form for the year ended December 31, 2017

Gold demand comprises four primary categories: jewelry, investment, central banks and other financial institutions; and technology. Jewelry has always been a dominant source of demand for gold and accounts for approximately half of world gold demand. Investment in gold by institutional and private investors accounts for around one third of global demand and is made up of direct ownership of bars and coins, or indirect ownership via Exchange-Traded Funds and similar products. Gold is also one of the few assets that is universally permitted by the investment guidelines of the world’s central banks due, in part, to the gold market being deep and liquid. Around nine per cent of the world demand for gold is for technical applications. The electronics industry accounts for the majority of this, where gold’s conductivity and resistance to corrosion make it the material of choice for manufacturers of high-specification components. In addition, the metal’s excellent biocompatibility means that it continues to be used in dentistry. Beyond electronics and dentistry, gold is used across a variety of high-technology industries, in complex and difficult environments, including the space industry and in fuel cells. Gold’s catalytic properties are also beginning to create demand both within the automotive sector, as the metal has now been proven to be a commercially viable alternative to other materials in catalytic converters, and within the chemical industry.

4. B.	PRODUCT MARKETING, SALES AND DISTRIBUTION

The Company produces metallic concentrates which contain silver, gold, lead and zinc. The principal customers for the concentrates are smelters in Mexico, Asia and Europe, and international traders. For the year ended December 31, 2017, three customers accounted for all of the Company’s revenues.

There is a global market for metallic concentrates and the Company continues to identify and evaluate new buyers for its concentrates through an active marketing process. Great Panther’s head office in Vancouver provides sales and marketing services to its Mexican operations in respect of the sale of concentrates produced by its operations. This generally involves an annual competitive tendering process and marketing and relationship development throughout the year. The tendering process culminates in the Company’s Mexican subsidiary entering into contracts with metal traders or smelting and refining companies for generally a one-year term. The tendering process enables the Company to review and renegotiate the terms of its contracts annually to ensure that it receives the most competitive pricing and terms possible. The Company also seeks not to be completely dependent on any single smelter, refiner or trader for the purchase of its concentrates at any given time.

The smelters and international traders pay the Company for metal contained in the Company’s concentrates, less charges associated with refining and smelting. Revenues reported by the Company are net of these charges. The pricing for the contained metals in the concentrate is typically the average of all the daily quoted market prices within a specific month or other agreed period of time.

During 2017, the Company delivered its concentrates by truck and by ship. In 2018, as a result of changes in contract terms, the Company delivers its concentrates by truck to customers' warehouses. As concentrates can vary in terms of grade and quality from shipment to shipment, the sales are subject to a final settlement process to adjust for any variances. After the physical transfer of the metal concentrate, the Company has the right to request advances based on the provisional value of shipments calculated at spot prices for the contained metals. Such advances are typically 90% to 95% of the provisional value, and are typically payable from 8 to 75 days subsequent to delivery, depending on the specific contract. A final payment or adjustment is made on the date of final settlement, once all information regarding concentrate content is known. The credit period for sales can range from two to four months depending on timing of final settlements.

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Annual Information Form for the year ended December 31, 2017

Revenue Figures

	Year ended December 31, 2017			Year ended December 31, 2016
(in thousands)	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$24,129	$9,016	$33,145	$25,287	$9,188	$34,475
Gold revenue	27,432	755	28,187	26,749	521	27,270
Lead revenue	-	2,741	2,741	-	1,808	1,808
Zinc revenue	-	3,853	3,853	-	2,318	2,318
Ore processing revenue and other	-	-	-	-	410	410
Smelting and refining charges	(2,195)	(1,985)	(4,180)	(2,955)	(2,323)	(5,278)
Impact of change in functional currency	-	-	-	750	128	878
Total revenue	$49,366	$14,380	$63,746	$49,831	$12,050	$61,881

4.C.	SEASONALITY

Even though revenue will vary based on the quantity of metal production, metal prices and terms of sales agreements, the Company’s business is not considered to be seasonal.

The climate in Mexico allows exploration, mining and milling operations to be carried out year-round. Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality. The exceptions are periods of excessive drought which may limit or defer processing of ore and/or concentrate. The dry season in Mexico generally extends from October through April. The Company has not experienced a suspension of mining and processing activities due to drought in any of the last three fiscal years.

The climate in Peru also allows exploration and mining activities to be carried out year-round. There is a rainy season from January to March that has in the past caused flooding and disruptions to operations in the area where Coricancha is located.

4.D.	SPECIALIZED SKILL AND KNOWLEDGE

The Company’s business requires specialized skills and knowledge in the areas of geology, mining, metallurgy, social and environmental studies, permitting, claim management and finance. The Company has a number of employees with extensive experience in mining, engineering, finance, geology, exploration and development, including, but not limited to, James Bannantine, President & Chief Executive Officer and director; Ali Soltani, Chief Operating Officer; Jim Zadra, Chief Financial Officer & Corporate Secretary; and Matthew Wunder, VP Exploration.

4.E.	COMPETITIVE CONDITIONS

The Company’s business is to mine and process ore and sell precious metal and base metal concentrates. Prices for its products are determined by world markets over which it has no influence or control. The Company also competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

4.F.	DOING BUSINESS IN MEXICO AND PERU

4.F.1	Mining in Mexico

The mining industry in Mexico is controlled by the Secretaría de Economía – Dirección General de Minas which is located in, and administered from Mexico City. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws. The construction of processing plants requires further governmental approval.

In Mexico, surface land rights are distinct from the mining concessions.

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Annual Information Form for the year ended December 31, 2017

The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which is automatically granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining.

In accordance with the Federal Duties Law (“LFD”), the holder of a mining concession is obligated to pay biannual duties in January and July of each year based upon the number of hectares covered by the concession area.

Concessionaires must perform work each year that must begin within ninety days of the concession being granted. Concessionaires must file proof of the work performed each May. Non-compliance with these requirements is cause for cancellation only after the Ministry of Mines communicates in writing to the concessionaire of any such default, granting the concessionaire a specified time frame in which to remedy the default.

If a concession holder does not carry out exploration and exploitation activities for two continuous years within the first 11 years of its concession title, it will be required to pay an additional charge equal to 50% of the two-year concession duty. The concession duty increases to 100% for continued inactivity after the 12th year. Payment of the additional concession duty is due 30 days after the end of the two-year period.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined above.

Mexican mining law requires the payment of a discovery premium related to National Mineral Reserves, Concessions in Marine Zones, and Allotments to the Council of Mineral Resources.

Environmental protection regulations in Mexico require permits for mine operations, for operating a processing plant, for the discharge and/or deposition, and for changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

On January 1, 2014, the corporate tax rate was increased from 28% to 30%.

Mining companies are subject to a special mining duty of 7.5% on profits derived from the sale of minerals, and an extraordinary mining duty of 0.5% on the gross value of sales of gold, silver and platinum.

4.F.2	Mining in Peru

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. Surface land rights are distinct from mining concessions. The government retains ownership of all subsurface land and mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mines in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register. The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products.

Recently, Peru enacted a new regime of environmental laws whereby the Ministry of Energy and Mines and the Environmental Ministry have issued regulations mandating environmental standards for the mining industry. Under these standards, new mining development and production requires mining companies to file and obtain approval for an Environmental Impact Assessment, which incorporates technical, environmental and social matters, before being authorized to commence operations.

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Annual Information Form for the year ended December 31, 2017

The Environmental Evaluation and Oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following permits are generally needed for a project: Certificate for the Inexistence of Archaeological Remains ("CIRA"); Environmental Impact Assessment; Mine Closure Plan; Establishment of a Financial Guarantee for Closure; Beneficiation Concession; Mining Transportation Concession; Permanent Power Concession; Water Usage Permits; Easements and Rights-of-way; District and Provincial Municipality Licenses and Construction and Operation Permits.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The corporate income tax was reduced from 30% in 2014 to 28% in 2015 and 2016, and to 27% for 2017 and 2018. The rate will decrease to 26% in 2019 and thereafter, as part of a broader initiative to reinvigorate Peru’s economy. In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, a dividend tax rate of 8.0% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies. The rate will increase to 9.3% in 2019.

Peru has a royalty referred to as the "Modified Mining Royalty" that applies to operating income at marginal rates ranging from 1% to 12%, and is payable quarterly. Operating income is defined as revenues from the sale of mineral resources, less cost of goods sold, less operating expenses, based on Peruvian statutory reporting regulations, with minor adjustments for interest and exploration expenditures.

Under the Modified Mining Royalty regime, an “operating income” to “mining operating revenue” measure (operating profit margin) is calculated each quarter and the royalty rate increases with the increase in operating margin. Although the Modified Mining Royalty is based on operating income, a company must pay at least 1% of sales, regardless of its profitability.

In addition, a Special Mining Tax (“SMT”) is a tax imposed in parallel with the Modified Mining Royalty. The SMT is applied on operating mining income based on a progressive scale, with marginal rates ranging from 2.0% to 8.4% . The SMT is also payable on a quarterly basis.

4.G.	ENVIRONMENTAL PROTECTION

The Company has taken a proactive approach to managing environmental risk. It is participating in a voluntary environmental audit of its GMC and Topia operations. The outcomes of these audits are multi-year environmental programs, working in cooperation with PROFEPA to ensure compliance with regulations governing the protection of the environment in Mexico.

As at December 31, 2017, the Company had recorded a provision of $27 million on its Statement of Financial Position for the estimated present cost of reclamation and remediation expenditures associated with the future closure of its mineral properties, and plant and equipment, at the GMC, Topia and Coricancha. The estimated expenditures are to commence near the end of each mine’s useful life.

For additional discussion of environmental considerations, please refer to sections entitled “Infrastructure, Permitting and Compliance” in sections 5 and 6 of this AIF.

4.H.	EMPLOYEES

The following table sets out the Company’s employees at December 31, 2017, 2016 and 2015, by legal entity.

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Company	2017	2016	2015
Great Panther Silver Limited	21	23	22
Metálicos de Durango SA de CV	182	142	147
Minera de Villa Seca SA de CV	163	160	161
Great Panther Coricancha SA	40	N/A	N/A
GP Finance International sàrl	1	1	1
TOTAL	407	326	331

Minera Mexicana el Rosario SA de CV, Coboro Minerales de Mexico SA de CV, Great Panther Silver Peru SAC, Cangold Limited and Great Panther Finance Canada Limited do not have any employees. The increase in employees at MDU resulted from the employment of personnel for operations previously conducted by a contractor.

4. I.	COMMUNITY ENGAGEMENT AND SUSTAINABLE DEVELOPMENT

Great Panther is committed to sustainable development and believes that sharing the value created by the Company's activities contributes to the social and economic development of its host communities. The Company prioritizes social investment initiatives that contribute to improving the quality of life of the communities surrounding its operations, as well as promoting sustainable development.

The Company’s approach to sustainable development is planned to ensure that programs are designed as catalysts for mutual and lasting socio-economic benefits. These initiatives are based on active participation with host communities and aimed to contribute to healthy and sustainable societies. Great Panther believes that a two-way engagement will build trust and foster genuine collaboration with local stakeholders, and consequently relies on respectful, open and frequent communication with the members of its communities.

Stakeholder engagement and social investment programs implemented by the Company include partnerships with local governments and civil society organizations focused in three main areas: socioeconomic development, public health and safety, and natural and cultural heritage. Great Panther will prioritize social investment that continues to make positive impacts beyond its participation.

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Annual Information Form for the year ended December 31, 2017

5.	MINING PROPERTIES

Great Panther has two active material mining properties: the GMC and Topia. The Company holds a 100% interest in the properties through its wholly-owned Mexican subsidiary, MMR.

5. A.	GUANAJUATO MINE COMPLEX

5. A.1	Guanajuato Mine Complex ("GMC")

On October 25, 2005, the Company signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (the “Cooperative”) to purchase 100% of the ownership rights in a group of producing and non-producing silver-gold mines in the Guanajuato Mining District. The total purchase price was $7.3 million, which included 1,107 hectares in two main properties (the Guanajuato and San Ignacio claims), the 1,000 tpd Cata processing plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights. The final payment under this purchase agreement was made in November 2006.

In May 2006, the Company purchased 3.88 hectares of real estate adjacent to the plant at the GMC for a total of $0.7 million from the Cooperative. The decision to buy the extra land was made in order to facilitate any future expansion of the plant facilities and to buffer the plant site from any possible development nearby.

On December 27, 2007, the Company purchased an additional 0.28 hectares of land immediately adjacent to the plant and below the tailings dam at the GMC from the Cooperative for a total of $0.3 million. The land was primarily purchased to buffer the area from any possible development.

In August 2012, the Company signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at the San Ignacio Mine, for the construction of a mine portal and ancillary surface facilities.

5. A.2	Current Technical Report

The information on the GMC in this section of the AIF is based on the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico”, dated February 28, 2018, (the “GMC Technical Report”), prepared by Matthew C. Wunder, P.Geo., a “Qualified Person” under NI 43-101. The effective date of the GMC Technical Report is August 31, 2017. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the GMC Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com. The GMC Technical Report includes limited information on the El Horcón and Santa Rosa properties as the current Technical Report provides an update on the Mineral Resource Estimates for the Guanajuato and San Ignacio mines. For detailed information on the El Horcón and Santa Rosa properties refer to the Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 25, 2017.

The GMC includes both the Guanajuato Mine and the San Ignacio Mine. Where applicable, discrete information for each of the properties has been disclosed below.

Mineral feed from both the Guanajuato Mine and San Ignacio Mine is blended and processed at the Cata processing plant which is located at the Guanajuato Mine.

5. A.3	Property Description, Location, and Access

Central Mexico has a dry climate with an annual precipitation of about 600 millimetres per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round, uninterrupted by weather.

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Annual Information Form for the year ended December 31, 2017

The GMC is located on the Central Plateau of Mexico in the Sierra Guanajuato. The terrain is moderately rugged, with elevations on the property ranging from 1,600 masl to 2,200 masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

Guanajuato Mine –

The property is accessible via city streets. Guanajuato has a population of approximately 180,000 and is located within 50 kilometres, by road, of an international airport at León, Mexico. The mine is easily accessible from major population centres in central Mexico via a system of modern roads.

San Ignacio Mine –

The mine is located approximately 8 km northwest of the city of Guanajuato, in Guanajuato State, Mexico, and approximately 380 km by road northwest of Mexico City. Access to the property is provided via a 35-minute drive from the outskirts of the city of Guanajuato (approximately 22 km), mostly by paved road through the towns of Santa Ana and Cristo del Rey.

The Company has negotiated surface rights sufficient for mining operations.

The area where the Guanajuato Mine and the San Ignacio Mine are located is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to good bedrock exposures.

5. A.3.a	Guanajuato Mine

The Guanajuato Mine is an underground silver-gold mine situated along the north-eastern side of the city of Guanajuato, in Guanajuato State, Mexico. The mine consists of a number of mineralization zones along an approximately 4.2 -kilometre strike length, which is being mined from two operating shafts and two ramps. The location of the Guanajuato Mine falls within the second largest (historically) producing silver district in Mexico and the deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

Claim boundaries have been legally surveyed. The 19 mineral claims comprise 680 hectares in a contiguous claim block and expire between 2024 and 2057. The tailings disposal area and the waste rock dump are contained within the property boundaries in areas where the Company holds surface rights at Guanajuato Mine. There are no known environmental liabilities associated with the mineral claims, other than the previously-mentioned provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation. This value comprises the provision associated with the Cata plant, TSF area and related infrastructure of the GMC, as well as the provision for the Guanajuato Mine.

5. A.3.b	San Ignacio Mine

The San Ignacio Mine lies within La Luz mining camp of the Guanajuato Mining District, located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau located in central Mexico. The mineralization on the property consists of epithermal silver-gold veins.

Surface rights owned by the Company are limited to blocks of ground around the old San Ignacio shaft and an additional acquired block over the present underground development (new roads, mine rock dumps, and surface infrastructure). The nine mineral claims comprise 398 hectares and expire between 2031 and 2041. The Company has acquired surface rights sufficient for mining operations. There are no known environmental liabilities associated with the mineral claims, other than the previously referenced provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the future retirement of the San Ignacio Mine.

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Annual Information Form for the year ended December 31, 2017

5. A.4	History

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine. Mining took place on a relatively small scale until the early 1700s when the application of explosives for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine. This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity of hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the newly-formed Cooperative in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the early 2000s.

The Company acquired the GMC from the Cooperative in 2005. At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. The Company resumed production in 2006 and the mine has operated continuously since that time.

5. A.5	Geological Setting and Mineralization

The GMC is in the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is located in the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide. The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures, however, which control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northeast faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie San Ignacio. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement. By contrast, much of the area to the south-east (e.g., in and around Guanajuato Mine) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt. The lower Guanajuato conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest trending mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

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5. A.5.a	Guanajuato Mine

At the Guanajuato Mine, mineralization occurs within fault zones along the Veta Madre vein system as discontinuous shoots and tabular bodies. It is apparent from mine plans that stopes can be in the order of 700 m long and extend for 400 m vertically. Zone thickness ranges from centimetre-scale to tens of metres. A series of mineralizing events is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100 g/t Ag to 500 g/t Ag range but locally can be over 1,000 g/t Ag. Gold grades are generally in the 0.5 g/t Au to 2 g/t Au range, with the exception of the Santa Margarita vein where average grades are in the range of 5 g/t Au to 7 g/t Au. Within the mine, drill core and channel samples are not normally analysed for base metals so average grades for Cu, Pb or Zn have not been obtained.

Mineralization at Guanajuato is closely associated with the structural history. The “Veta Madre” quartz-adularia vein/breccia system is closely associated with the Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50 – 100 m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325 degree azimuth with a 45 degree southwest dip. The Veta Madre forms along the dyke contacts, and in the Esperanza Formation, the footwall rocks to the Madre fault. At the Guanajuatito zone the main mineralization occurs just into the deformed siltstone and shale of the Esperanza Formation. Four zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall ("FW") zone being dominant below the 80 level. At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays. The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation. The Santa Margarita zones form a complex structural set of four bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren. The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre. The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke. At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – diorite contact and into the Esperanza Formation.

The best mineralization is often found related to bends in the Veta Madre orientation such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700 m (2,200 m to 1,500 m elevations and open to depth). Mineralization occurring above 2,100 m elevation was termed “upper ore”, between 2,100 m and 1,700 m “lower ore”, and below the 1,700 m elevation “deep ore”. Fluid inclusion microscope work from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100 m to 1500 m (deepest drilling at the GMC) elevations. Structural observations of up to eight stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

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Annual Information Form for the year ended December 31, 2017

5. A.5.b	San Ignacio Mine

San Ignacio is underlain by a monotonous package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite. The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but the San Ignacio stratigraphy is not overturned.

The San Ignacio Mine contains structures of the La Luz vein system consisting of numerous mineralized fractures in a northwesterly-trending orientation and extending for a known strike length of approximately eight kilometres. Historically productive veins on the property include the Veta Melladito and Veta Plateros. Other veins identified in the recent Great Panther drilling are the Melladito, Melladito Step, Melladito Splay, Intermediate, Intermediate 2, Nombre de Dios 1, Nombre de Dios 2 and Melladito HW veins. Mineralization is contained within tabular veins, vein stockworks, and breccias. The eight veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now extensive underground development, have been defined up to 1,050 m along strike and 150 m down dip. Six of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins. The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Economic mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the eight veins range from 24 g/t to 159 g/t Ag, while average gold grades range from 1.43 g/t to 3.75 g/t Au.

5. A.5.c	Deposit Types

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal systems form near surface, usually in association with hot springs, and at depths in the order of several hundred’s metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at the Guanajuato Mine.

Epithermal type precious metal deposits in the La Luz vein system and specifically in the San Ignacio Mine area are strongly vertically controlled and pinch to centimetre scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 metres to 150 metres; however, it can range from 50 metres to well beyond 250 metres.

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5. A.6	Exploration

5. A.6.a	Guanajuato Mine

Exploration work conducted by the Company has consisted of diamond drilling, primarily from underground, and underground development including mapping and sampling.

Exploration drilling is being carried out with the use of three underground drills, two drills under contract and one drill in-house. The drilling with the in-house rig is focused on immediate development and mining areas, specifically at Guanajuatito, Cata and San Ignacio. The two larger contract drills are focused on upgrading the definition of the mineral resources, as well as targeting new areas of the mine defined through historical data compilation. Upgrading of mineral resources is being done at Guanajuatito, Cata, Valenciana and Promontorio.

5. A.6.b	San Ignacio Mine

Great Panther has conducted geological and structural mapping, including sampling of outcrops and from exposures in historical underground workings. Subsequently, the Company completed underground development, geological mapping, sampling and selective mining.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings pre-2014. Further detailed geological structural mapping was completed in 2015 and was ongoing through 2017, along with upgrading of mineral resources at San Ignacio.

5. A.7	Drilling

5. A.7.a	Guanajuato Mine

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and local expansion drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally carried out to provide additional confirmation of vein location and geometry as the veins tend to regularly pinch and swell.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs along with underground drift samples are used in the estimation of mineral resources.

Exploration drilling, under the control of the mine and exploration staff, is ongoing at Guanajuatito, Cata, Valenciana, Promontorio and San Ignacio. The programs are configured to explore down-dip extensions of the mineralised zones at approximately 25 to 50 metre drill hole spacing.

The management, monitoring, surveying, and logging of the current 2010 to 2017 series of UGG prefix exploration holes and production drill holes is carried out under the supervision of the mine geological staff.

Up to mid-2016 all sample and geological data were entered into a DataShed© database via the LogChief software. Employees at the GMC now capture geological data via Microsoft Access that loads data directly into Microsoft SQL. The contents of the SQL databases are copied daily to a master SQL database at the Company's head office located in Vancouver, and a backup is made every evening.

Assay data files are sent directly from the SGS Group laboratory located at the Cata processing plant (the “SGS-GTO laboratory”) into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with sampling information in the SQL database.

5. A.7.b	San Ignacio Mine

Great Panther has completed 292 diamond drill holes at the San Ignacio property to date. Drilling commenced in October 2010 and the last hole completed and logged into the database was completed on August 31, 2017. From the total, 215 holes were drilled from surface and 77 from underground. Drill holes were typically oriented to intersect the veins at a high angle.

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In 2017, seven veins were delineated in the northern portion of the property. Data compilation and modeling incorporated results from 208 drill holes, development and underground mapping-sampling programs to define these veins. The veins are located between grid line 100N and 1150N and are continuous along strike for up to 950 metres and 350 metres down dip. Four of the veins are very steeply dipping to the northeast and are considered the main structural orientation of the mineralizing system. The other three veins dip shallowly to the southwest and are considered tensional structures related to the steeper veins.

South of line 100N there are historical workings, and 57 drill holes have been completed in this area. This area is not the subject of the current GMC Technical Report. Also, west of the main mining area, 17 drill holes have been completed which are not the subject of the GMC Technical Report.

Overall, the core recovery was considered very good with recovery percentages averaging 96.5% for surface drilling and 96.8% for underground drilling. There are no factors related to drilling or sampling that could materially influence the accuracy and reliability of the results.

Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

5.A.8	Sample Preparation, Analyses and Security

5.A.8.a	Guanajuato Mine

The drill core samples were prepared by technicians working under the direction of the mine and exploration geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity.

Internal QAQC is conducted at the SGS-GTO laboratory and analytical methods used are industry standard. The laboratory is equipped to perform Aqua Regia digestion, fire assay, gravimetry, and AAS. The laboratory is ISO/IEC 17025 certified.

Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock. The site security is of a reasonable standard, consistent with common practical industry standards.

5.A.8.b	San Ignacio Mine

All sampling and analytical work was conducted by employees, contractors, or designates of Great Panther.

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw. Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the Company’s Cata processing plant site.

Most of the analytical work was completed by the SGS-GTO laboratory and the quality control measures and data verification procedures are consistent with those described for the Guanajuato Mine.

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5.A.9	Mineral Resource Estimates

5.A.9.a	Guanajuato Mine

The Guanajuato Mine Mineral Resource Estimate has an effective date of August 31, 2017 and updates the previous resource estimate to reflect depletion due to mining and resource definition resulting from successful exploration activities.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect these Mineral Resource estimates.

Class	Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED	Cata	37,030	355	422,167	1.61	1,912	468	557,142
	Los Pozos	48,817	217	341,243	1.11	1,738	296	463,972
	Guanajuatito	33,962	256	279,592	1.22	1,329	342	373,403
	Santa Margarita	11,443	128	47,170	2.61	960	312	114,933
	Valenciana	7,084	155	35,225	1.51	343	261	59,455
	San Cayetano	24,958	102	82,198	1.96	1,569	241	192,980
	Promontorio	7,683	154	37,973	1.69	417	273	67,396
Total Measured		170,978	227	1,245,568	1.50	8,268	333	1,829,281
INDICATED	Cata	5,784	355	66,022	1.33	248	449	83,536
	Los Pozos	18,455	207	202,223	1.05	952	281	166,710
	Guanajuatito	10,313	224	74,230	1.17	389	307	101,705
	Santa Margarita	2,947	191	18,091	1.60	151	304	28,781
	Valenciana	–	–	–	–	–	–	–
	San Cayetano	5,347	101	17,302	1.64	282	217	37,225
	Promontorio	1,083	163	5,663	1.86	65	294	10,233
Total Indicated		43,929	215	383,530	1.25	2,088	303	428,190
MEASURED & INDICATED	Cata	42,814	355	488,189	1.57	2,160	465	640,678
	Los Pozos	67,272	214	543,466	1.09	2,691	292	630,682
	Guanajuatito	44,275	249	353,822	1.21	1,718	334	475,109
	Santa Margarita	14,390	141	65,260	2.40	1,111	311	143,714
	Valenciana	7,084	155	35,225	1.51	343	261	59,455
	San Cayetano	30,305	102	99,500	1.90	1,851	236	230,205
	Promontorio	8,766	155	43,637	1.71	481	275	77,629
Total M & I		214,907	224	1,629,098	1.45	10,356	327	2,257,472
INFERRED	Cata	1,432	255	11,738	0.98	45	324	14,909
	Los Pozos	29,181	182	170,806	1.11	1,038	260	244,106
	Guanajuatito	7,368	194	45,869	0.97	230	262	62,096
	Santa Margarita	11,686	333	124,969	1.64	617	448	168,498
	Valenciana	94,415	102	310,598	2.46	7,463	276	837,410
	San Cayetano	13,518	57	24,830	2.23	971	215	93,356
	Promontorio	1,247	152	6,106	1.71	69	273	10,960
Total Inferred		158,846	136	694,917	2.04	10,432	280	1,431,334

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Notes

1.

Cut-offs are based on the marginal operating costs per mining area, being $76/tonne for Cata, $70/tonne for Santa Margarita/San Cayetano, $68/tonne for Los Pozos, $93/tonne for Guanajuatito, and $80/tonne for Valenciana/Promontorio.

2.	Block model grades converted to US$ value using plant recoveries of 87% Ag, 86.8% Au, and net smelter terms negotiated for pyrite concentrates.
3.	Rock Density for all veins is 2.68t/m3.
4.	Totals may not agree due to rounding.
5.	Grades in metric units
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0 m.
8.	Metal Prices: $17.00/oz silver and $1,300/oz gold.
9.	Silver equivalent was calculated using a 70 to 1 ratio of silver to gold value.

5.A.9.b	San Ignacio Mine

The Mineral Resource Estimate at San Ignacio has an effective date of August 31, 2017 and updates the previous resource estimate to reflect depletion due to mining and resource definition resulting from successful exploration activities.

Updated drilling and interpretation of zones in 2017 has resulted the addition of Nombre de Dios 1.5 and Nombre de Dios 2S zones and the elimination of the Melladito Step and Melladito HW zones.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect these Mineral Resource estimates.

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Annual Information Form for the year ended December 31, 2017

Class	Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED	Melladito	338,492	117	1,276,330	3.18	34,638	342	3,721,772
	Melladito BO	115,669	82	303,101	3.09	11,488	300	1,114,185
	Intermediate	109,602	168	592,341	2.76	9,717	363	1,278,345
	Intermediate 2	84,276	210	568,356	3.73	10,106	473	1,281,862
	Nombre De Dios	50,357	149	241,493	2.93	4,737	356	575,917
	Nombre De Dios 1.5	35,791	142	163,178	2.23	2,565	299	344,260
	Nombre De Dios 2S	67,280	236	510,648	2.99	6,473	447	967,615
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured		801,468	142	3,655,447	3.09	79,724	360	9,283,955
INDICATED	Melladito	61,872	92	183,285	3.02	6,016	306	607,997
	Melladito BO	22,777	76	55,346	3.61	2,644	330	242,012
	Intermediate	23,605	191	145,223	2.57	1,950	373	282,901
	Intermediate 2	23,652	167	127,220	1.72	1,308	289	219,582
	Nombre De Dios	18,584	128	76,323	2.49	1,490	304	181,530
	Nombre De Dios 1.5	12,146	129	50,330	1.49	582	234	91,406
	Nombre De Dios 2S	34,314	219	241,078	2.72	3,001	411	452,939
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Indicated		196,949	139	878,805	2.68	16,991	328	2,078,368
MEASURED & INDICATED	Melladito	400,364	113	1,459,615	3.16	40,654	336	4,329,769
	Melladito BO	138,446	81	358,447	3.18	14,132	305	1,356,197

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Annual Information Form for the year ended December 31, 2017

Class	Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
	Intermediate	133,207	172	737,564	2.72	11,667	365	1,561,246
	Intermediate 2	107,928	200	695,576	3.29	11,415	433	1,501,444
	Nombre De Dios	68,940	143	317,816	2.81	6,227	342	757,447
	Nombre De Dios 1.5	47,937	139	213,507	2.04	3,147	283	435,666
	Nombre De Dios 2S	101,595	230	751,726	2.90	9,473	435	1,420,554
	Nombre De Dios 2	-	-	-	-	-	-	-
Total Measured & Indicated		998,417	141	4,534,252	3.01	96,715	354	11,362,323
INFERRED	Melladito	99,307	58	185,811	2.85	9,113	260	829,192
	Melladito BO	22,661	75	54,731	3.67	2,670	334	243,259
	Intermediate	33,026	150	158,787	2.30	2,442	312	331,164
	Intermediate 2	35,560	166	189,987	2.37	2,712	334	381,456
	Nombre De Dios	164,263	128	674,972	2.01	10,592	269	1,422,743
	Nombre De Dios 1.5	66,406	132	280,965	1.79	3,819	258	550,583
	Nombre De Dios 2S	47,197	171	260,061	2.23	3,389	329	499,294
	Nombre De Dios 2	105,010	175	589,906	3.01	10,175	388	1,308,281
Total Inferred		573,431	130	2,395,220	2.44	44,911	302	5,565,972

Notes

1.	Cut-offs are based on the marginal operating costs per mining area being US$71/tonne for San Ignacio.
2.	Block model grades converted to US$ values using plant recoveries of 84% Ag, 84% Au, and net smelter terms negotiated for pyrite concentrates.
3.

Rock density for Intermediate 2.64 t/m³, Intermediate 2 – 2.66 t/m³, Melladito 2.63 t/m³, Melladito BO 2.65 t/m³, Nombre de Dios 2.64 t/m³, Nombre de Dios 1.5 2.63 t/m³, Nombre de Dios 2 & Nombre de Dios 2S 2.62 t/m³.

4.	Totals may not agree due to rounding.
5.	Grades in metric units.

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Annual Information Form for the year ended December 31, 2017

6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.0 m.
8.	Metal Prices: $17.00/oz silver and $1,300/oz gold.
9.	Silver equivalent was calculated using a 70 to 1 ratio of silver to gold value.

The Mineral Resource Estimates for Guanajuato and San Ignacio were completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique was utilized in the estimation of grade to each of the blocks in the block models. An NSR calculator was used to convert block grades into NSR (US$/tonne) values (considering mill recoveries, smelter terms, and designated metal prices).

5.A.10	Mineral Reserve Estimates

There are no Mineral Reserve estimates for the GMC. Mineral Resources are not Mineral Reserves, and do not have demonstrated economic viability.

5.A.11	Mining Operations

5.A.11.a	Guanajuato

Guanajuato consists of a series of interconnected, previously independent, mines including Promontorio, Santa Margarita, Rayas, Los Pozos, Cata, Valenciana and Guanajuatito.

Mining at Guanajuato predominantly consists of cut and fill stoping, with some pillar recovery in historic workings, and a few zones where ore extensions are discovered and mined over a period of a few months. Mining is generally more selective using jacklegs. However, where possible, mechanized cut and fill is utilized.

Two main shafts serve access to the active mine areas, while several other old shafts provide ventilation support. The Rayas shaft is used for transportation of personnel and supplies, while the Cata shaft, located just above the processing plant is used to transport the ore for milling. Two ramps, San Vicente and Guanajuatito, provide the access at each end of the mine network, including for mobile equipment.

Rock integrity at Guanajuato is considered very favorable, but occasionally back support, in form of rock bolting, and occasionally wire mesh, is required.

Mining is conducted by contractors, primarily sourced from nearby communities, utilizing equipment owned by the Company and the contractors. Mine contractors and equipment are alternated frequently between the mines, including San Ignacio, to accommodate the mining sequencing.

5.A.11.b	San Ignacio Mine

Mining at San Ignacio started in the third quarter of 2013 and commercial production was declared in the second quarter of 2014.

The mining method is standard cut and fill with waste provided by the development. Jacklegs are used in stopes for vertical to 70 degree production holes, and if necessary the hanging wall can be blasted for at least a 2.0 metre wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50-60 gpm removing mine water. The two air compressors are electrical with 1,000 cfm and 100 psi. The mine’s electric power is supplied by the Mexican national grid.

Mineralized rock is trucked to the GMC processing plant using conventional 20 tonne trucks.

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Annual Information Form for the year ended December 31, 2017

5.A.12	Recovery Methods

Mineral feed from both the Guanajuato Mine and San Ignacio Mine is blended and processed at the GMC processing plant at the Guanajuato Mine.

The three-stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 inch material. From the bin the ore is taken by an apron feeder and over vibrating grizzly to the Pettibone (24 inches by 36 inches) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

The flotation section was greatly improved with the installation of five fully automated Outotec cells in 2012 which replaced the old sections of rougher cells. The flotation products of these cells are sent, according to their quality, to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding. After the cleaning step, the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving finally an average moisture content of 11%. Concentrate is transported by tractor trucks to the point of sale according to existing contracts.

In addition, a small mill for regrinding was installed in April 2012. The middling products (i.e. cleaning cell tails together with the scavenger products) are reground to liberate the valuable sulfides before being recirculated to the head of the flotation circuit.

Over the last eight years, other improvements made include (i) installation of a new electrical substation, (ii) total change of electrical cables, (iii) new tailings pumping system to the tailings dam (fully instrumented), and (iv) the implementation of a single pump station to replace the old system with five pumping stations to reduce electrical consumption.

5.A.13	Infrastructure, Permitting and Compliance Activities

The GMC operations are serviced by offices housing the site senior management, technical, laboratory, warehousing, finance, and other administrative services, and are located adjacent to the Cata plant. The mine offices are located at San Vicente and San Ignacio. A separate office for the Company’s Mexican exploration team is located near the collar of the Rayas shaft.

The GMC operations enjoys proximity to urban development, including power and road infrastructure. Medical facilities are available at a short distance.

In 2016, the Company entered a voluntary environmental audit program in cooperation with PROFEPA, the compliance arm of the SEMARNAT environmental authority. Following the audit, and identification of improvement areas, a mitigation plan was devised to resolve all outstanding improvements over the next few years. This voluntary program was chosen as a proactive measure to correct any deficiencies during which the Company would enjoy a cooperative relationship with the authority, while limiting its exposure to any new citations and penalties.

In a February 2016 meeting, the Mexican national water authority, CONAGUA, required that the Company make formal applications for permits associated with the occupation and construction of the TSF at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company submitted. In December 2017, the Company also filed with the Mexican environmental permitting authority, SEMARNAT, an amendment to the environmental impact statement reflecting the proposed normal TSF construction activities. This is under review by the regulator, and once approved, will satisfy a requirement by CONAGUA for the processing of its permits. The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, the Company cannot provide complete assurance that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

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Annual Information Form for the year ended December 31, 2017

Since the February 2016 meeting with CONAGUA, the Company has also discovered through its own undertakings that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and whether it requires an additional water use permit. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but the Company cannot provide complete assurance that there is no risk in this regard.

5.A.14	Operating Costs

Operating costs at the GMC were as follows:

	2017					2016
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Cost per tonne milled	$92	$99	$96	$91	$83	$78	$77	$76	$76	$83
Cash cost	$4.32	$5.65	$3.75	$5.44	$2.48	$0.85	$4.27	$0.15	$(1.19)	$0.61
Cash cost per Ag eq oz	$11.58	$12.49	$11.58	$11.78	$10.41	$9.48	$9.51	$10.05	$8.97	$9.56
AISC	$9.17	$10.38	$7.90	$10.89	$7.59	$5.20	$10.88	$5.58	$2.22	$2.72
AISC per Ag eq oz	$13.94	$14.69	$13.57	$14.46	$13.00	$11.66	$12.98	$12.62	$10.62	$10.66

Cost per tonne milled, cash cost, cash costs per Ag eq oz, AISC, and AISC per Ag eq oz are non-GAAP measures. Reconciliations of these measures to the figures presented in the Company's audited financial statements are presented in the "Non-GAAP Measures" section of the Company's Management Discussion and Analysis for the years ended December 31, 2017 and 2016.

5.A.15	Production, Exploration and Development

5.A.15.a	Production

Overall production at the GMC for 2018 is planned to remain at similar levels to 2017.

The Company has established a LOM estimate for the GMC assets of approximately four years (at December 31, 2017) in connection with the GMC Technical Report, dated February 28, 2018. This LOM estimate does not include additional resources which may be discovered through ongoing exploration drilling. The Company re-evaluates its LOM estimate on an annual basis. The timing and amount of reclamation and remediation is subject to future changes in the LOM estimate. For example, the addition of resources through ongoing exploration drilling could extend the LOM estimate.

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Annual Information Form for the year ended December 31, 2017

Tonnes milled – GMC

Silver Ounce Production – GMC

Gold Ounce Production – GMC

5.A.15.b	Exploration and Development

For 2018, 23,000 metres of core drilling are planned at the GMC of which 14,000 metres are planned for the Guanajuato Mine. The focus of the drilling will be on increasing Mineral Resources in the areas of Cata, Los Pozos, Guanajuatito, San Cayetano, Santa Margarita and Valenciana. At San Ignacio, plans for 2018 include 4,000 metres of surface exploration drilling designed to test the down dip extension of the main productive structures and along the Nombre de Dios structure, and 5,000 metres of underground delineation drilling to upgrade and expand resources in these areas.

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Annual Information Form for the year ended December 31, 2017

For 2018, 11,000 metres of underground development are planned for the GMC, of which 6,000 metres are planned for San Ignacio.

5.B.	TOPIA

5.B.1	Topia

Effective February 18, 2004, the Company entered into an option agreement, which granted it the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (including the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, state of Durango, Mexico from Compañía Minera de Canelas y Topia, as optionor, by making cash payments totalling $1.7 million. The Company completed the cash payments on exercise of the option in February 2005. In addition to the payments to the optionor, the Company agreed to assume debt encumbering the property totalling $0.8 million upon signing of the purchase agreement. The debt owing was secured by Topia’s assets. The balance of the debt was repayable out of production from concentrate sales as a 10% NSR royalty. After the debt was repaid, there was no further royalty. The remaining debt balance was fully paid and there are no outstanding conditions to retain title to the property.

The Company has mineral rights covering the operating mines and associated properties. The Company has surface rights for the land on which the plant sits and agreements for the properties covering the operating mines and tailings facilities.

5.B.2	Current Technical Report

The information on Topia in this section of the AIF is based on the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates, as of November 30th, 2014” prepared by Robert F. Brown, P.Eng., a “Qualified Person” under NI 43-101, dated July 6, 2015 (in this section, the “Topia Technical Report”). Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the Topia Technical Report which is available for review on SEDAR located at www.sedar.com.

5.B.3	Project Description, Location and Access

Great Panther holds a 100% interest in Topia through its wholly owned Mexican subsidiary, MMR.

Topia is situated in the Sierra Madre in the state of Durango, Mexico. Ground access is provided via 350 kilometres of paved and gravel road, travelling north from the city of Durango, via Highway 23 to Santiago Papasquiaro, and then west to Topia. Total travel time by road is approximately eight hours. Small aircraft flights from Culiacán and Durango service the town of Topia daily.

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 millimetres to 500 millimetres of rain may fall. The annual mean temperature is 17°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round.

Topia is situated around the town of Topia, Durango State, Mexico, approximately 235 kilometres northwest of the city of Durango and 100 kilometres northeast of Culiacán, Sinaloa. The property encompasses 53 contiguous concessions that total approximately 6,686 hectares. The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

The Topia area lies within the Sierra Madre Occidental, in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600 masl up to over 2,000 masl.

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Annual Information Form for the year ended December 31, 2017

Vegetation consists of thickly inter-grown bush, comprising mesquite, prickly pear, nopal and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry and agriculture.

5.B.4	History

Mining in the region predates European colonization and was first reported in the Topia area in 1538. The first mineral concessions were granted at Topia in the early 1600s.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million. This is estimated to have been the equivalent of between 15 million and 30 million ounces of silver.

Compañía Minera Peñoles SA (“Peñoles”) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were sold to Compañía Minera de Canelas y Topia which carried on operations privately until 1999 when the mine was shut down due to low metal prices. Production for the period 1952 to 1999 totalled 17.6 million ounces of silver and 18,500 ounces of gold.

The Company acquired Topia in 2004. During the second half of 2005, Great Panther refurbished and recommissioned the mill and gradually increased the throughput at the plant. At the end of 2005, the mine was put back into production, after having been on care and maintenance for the prior six years. Since 2005, the Company has undertaken the rehabilitation of many of the mines in order to re-access the Argentina, La Dura, Don Benito, El Rosario, San Gregorio, San Miguel, San Jorge, La Prieta, Cantarranas, Animas, Oliva, Las Higueras, San Pablo, Oxi, Oxidada and Recompensa veins and resample parts of the veins as part of a due diligence on sampling carried out by Peñoles. This resampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Since 2006, underground exploration and production channel samples have been collected by Great Panther from all stopes and development drifts. This work included much new development along the San Gregorio, El Rosario, Cantarranas, Don Benito, Las Higueras, San Pablo, Oxi, Oxidada, La Prieta and Recompensa veins. Exploration diamond drilling programs have targeted the various vein structures.

5.B.5	Geological Setting, Mineralization and Deposit Types

The Topia district lies within the Sierra Madre Occidental ("SMO"), a north-northwest-trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21°N latitude. The belt measures roughly 1,200 km long by 200 km to 300 km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The property is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics. The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically. The northeast-trending faults are the principal host structures for precious and base metal mineralization.

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults. Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products.

Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. No definitive metal zoning has been discerned, but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few centimetres to three metres. They are very continuous along strike, with the main veins extending more than four kilometres. The Madre vein has been mined for 3.5 kilometres and the Cantarranas vein for 2.4 kilometres. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

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Annual Information Form for the year ended December 31, 2017

5.B.6	Exploration

Exploration work carried out at Topia by Great Panther has comprised diamond drilling, chip sampling, mapping, and underground development. The underground drilling from 2006 to 2014 was focused on short term production and local expansion of the mineralized veins in all mining areas at Topia. Typically, these include interpretation of fault offsets, gaining a better understanding of multiple splays from the primary veins, and a better understanding of grade/width of veins before exploitation.

5.B.7	Drilling

Great Panther has been diamond drilling at Topia since 2004. Drill programs were planned and supervised by personnel employed by the Company, its subsidiaries, and/or contractors. The surface drilling programs conducted from 2004 to 2012 and in 2017 were carried out under contract. Underground drill programs were carried out by Topia drillers. Core logging and collar surveys were carried out by Great Panther personnel. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 cm diameter) and reduced to NQ. Underground drill holes are A core size.

Logs, sample intervals, and surveys were entered into a Microsoft SQL database using a proprietary logger. The database is managed and validated by Great Panther mine staff, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to Great Panther employees or contractors. The core shack and sampling facility are adequately equipped and reasonably secure. Core recovery in those sections reviewed by the Qualified Person appeared to be good, and the sampling looked to have been done correctly.

5.B.8	Sampling, Analysis and Data Verification

Sampling comprises both diamond drill and channel samples. Drill holes provide a reliable indication of the vein locations but drifting and raising on vein was required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was conducted either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths was that they were to be no longer than two metres. Sample spacing was in the order of 1.5 metres to 2.5 metres in the more densely sampled areas. The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at the Topia laboratory. Samples were dried, crushed in two stages, riffle split and pulverized. A sample was taken from the pulp and weighed, while the rest was kept in storage. Samples were analyzed for gold and silver by fire assay and gravimetric finish, or for base metals by atomic absorption.

Diamond drill core samples were marked on the core by geologists. Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10cm and a maximum of two metres. Mineralized structures and the material adjacent to them were always sampled. For sets of veins with less than five metres separation, the material between veins was sampled entirely. Samples were taken using a diamond saw to split the core. The samples were prepared at the Topia laboratory.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical development channel sampling completed by the former owner, Peñoles. All three datasets were variably used in the modeling of the various veins and vein splays. Peñoles data in certain mines were minimal.

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Annual Information Form for the year ended December 31, 2017

In the opinion of the Qualified Person at the time, the sampling at Topia was conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples were properly located and oriented and were representative of the mineralization. Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal QA/QC protocols and comparison with an external laboratory.

All phases of the sampling, transport and assaying were carried out under the supervision of Great Panther authorized personnel or authorized contractors. The Topia lab and core handling facility are enclosed within the mill compound, which was constantly supervised and reasonably secure. The sample preparation, analysis, and security procedures at Topia were adequate and consistent with common industry standards.

5.B.9	Mineral Resource Estimates

An updated estimate of Mineral Resources has been completed for Topia with an effective date of November 30, 2014 (refer to the corresponding Topia Technical Report dated July 6, 2015 filed on SEDAR on August 18, 2015).

		Grade
Classification	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	180,400	606	1.44	4.26	4.52
Indicated	165,800	644	1.17	4.75	3.82
Total Measured and Indicated and Average Grades	346,200	624	1.31	4.50	4.19
Inferred	357,400	592	1.31	3.44	3.96

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured and Indicated Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of $180/t
3.

Area-Specific Bulk Densities as follows: Argentina – 3.06 t/m3; Don Benito – 3.26 t/m3; Durangueno – 3.12 t/m3; El Rosario – 3.00 t/m3; Hormiguera – 2.56 t/m3; La Prieta – 2.85 t/m3; Recompensa – 3.30 t/m3.

4.	NSR cut-offs include 15-22 Mine $167/t; Argentina Mine $197/t; Durangueno Mine $153/t; Recompensa Mine $196/t; Hormiguera Mine $189/t; El Rosario Mine $173/t; and La Prieta $153/t.
5.	Totals may not agree due to rounding.
6.	A minimum mining width of 0.30 metres was used.
7.	Mineral Resources are estimated using metal prices of: $1,200/oz Au, $17.00/oz Ag, $0.90/lb Pb, and $0.95/lb Zn.
8.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The resources were estimated from seven area-specific block models. A set of 40 wireframes representing the mineralized zones (veins) served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) gold, silver, lead and zinc grade interpolations. Each block residing at least partly within one of the 40 wireframes received a grade estimate.

5.B.10	Mineral Reserve Estimates

There are no Mineral Reserve estimates for Topia.

5.B.11	Mining Operations

The Topia Mine consists of several mines, which comprise Argentina, 15-22, San Miguel, 9 North, Animas, Recompensa, Hormiguera, El Rosario, La Prieta and Durangueno.

Mining at Topia generally consists of development along very narrow veins. Mining is selective using jacklegs, however, where possible, mechanized cut and fill is deployed. All mines are accessed via ramps, although internal passes are constructed to access the upper and lower ore zones. Rock integrity at the mines at Topia is considered very favorable, but on rare occasions back support, in form of rock bolting, and occasionally wire mesh, is required.

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Annual Information Form for the year ended December 31, 2017

Mining is conducted by contractors and inhouse miners sourced from nearby communities and outside cities, and utilizes equipment owned mostly by the Company. Mine contractors and equipment are alternated frequently between the mines to accommodate the variations in production plans.

For the narrower veins at Topia, mining is conducted by conventional cut and fill stoping with resuing to selectively mine the ore separate from the wall rocks to minimize dilution. Drilling is performed with jackleg drills and ore is hand mucked in the stope and dropped down timber crib muck passes which are developed upwards as the stoping advances. Ore is hand sorted at the face so that only the higher-grade ore is removed from the stope. Worker access and ventilation is provided in timber crib man-ways adjacent to the muck passes. The level interval for the stopes is typically 40 m.

The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

From the muck passes the ore is pulled via manual chutes, loaded into small rail cars and hand trammed to a stockpile at the portal. At the surface ore stockpile, the ore may again be hand sorted to remove waste material. Ore is then picked up by front end loader and loaded into highway-style 10 ton to 20 ton capacity dump trucks to be hauled to the mill.

Along the Argentina and Don Benito veins, in the Argentina and 15-22 Mines respectively, there are significant areas with vein widths of 0.5 to one metre. In these wider areas, mechanized cut and fill mining is applied with resuing to control ore dilution with waste. Equipment used includes small 2 cubic yard LHDs for development and 1 cubic yard and 0.5 cubic yard LHDs for mucking in the stopes. Development access is provided via decline. Ground support consists of rock bolts and mesh as required.

Sublevels are 40 metres apart in the mechanized cut and fill areas. Waste is generated from material beside the vein which is blasted separately from the ore and then left as fill, or from the development in the mine.

Lifts in the cut and fill stope are taken with horizontal holes (breasting) as the use of uppers drilling (to increase productivity and production) generated a ragged back in the stope and led to problems with ground support.

Ore is hauled from the stopes by LHD and then loaded into a truck for haulage to the mill.

5.B.12	Processing and Recovery Operations

The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulfide concentrates. The operation normally runs seven days a week, 24 hours per day, with a weekly maintenance shift. The conventional wet tailings handling system was transitioned to dry stack by construction of a filtration facility that commenced operations in 2017.

5.B.13	Infrastructure, Permitting and Compliance Activities

Topia is a relatively small town of approximately 3,500 people. However, a good portion of the population has worked in mining and there is a good local source of labour. The town is serviced by road, chartered air service, power grid, telephone, and a high-speed microwave communication system. There are restaurants, hostels, and medical services; however there are no banks or automated banking machines. Great Panther uses a microwave point-to-point service for telephone and internet, and also maintains fixed telephone lines for redundancy. Water is available from numerous springs, streams and adits.

The surface and underground infrastructure at Topia includes the following:

•	Extensive underground workings;

•	Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels and ramps;

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Annual Information Form for the year ended December 31, 2017

•	Mine ventilation, dewatering and compressed air facilities;

•	Conventional and mechanized underground mining equipment;

•	Mine, geology, processing and administrative offices;

•	A flotation concentrator with surface ore bins, crushing facilities, grinding mills, flotation cells and concentrate dewatering circuit;

•	A tailings filtration and storage facility; and

•	Connection to the national grid for the supply of electric power.

There are no known environmental liabilities associated with the mineral claims, other than the previously referenced provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the future retirement of Topia.

All permits are in place for Topia operation, the latest being the permit issued by SEMARNAT in December 2017 for use of the Phase II TSF for deposition of filtered tailings. On December 18, 2017, the Company announced that SEMARNAT, the Mexican environmental authority, had granted all permits for the construction and operation of the new Phase II TSF. Construction of the Phase II TSF is currently underway and the Company will continue to utilize the Phase I TSF until completion of the Phase II TSF.

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) and the Company of all the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership, and clarification of land titles. Devised as a cooperative management strategy, Topia has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017 and work on any mitigation measures that may arise from the audit will extend beyond 2017. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan; however, the Company cannot provide complete assurance that these reviews will not lead to a future suspension of operations. If the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

5.B.14	Operating Costs

Operating costs at Topia were as follows:

	2017					2016
	FY	Q4	Q3	Q2	Q1[1]	FY	Q4	Q3	Q2	Q1
Cost per tonne milled	$190	$194	$199	$157	nm	$143	$146	$144	$136	$148
Cash cost	$9.53	$10.35	$10.01	$6.15	nm	$11.43	$10.19	$13.25	$10.35	$12.32
Cash cost per Ag eq oz	$13.79	$14.82	$14.31	$10.70	nm	$13.62	$13.83	$15.27	$12.59	$13.27
AISC	$14.98	$11.70	$10.71	$10.78	nm	$15.31	$18.56	$19.52	$11.49	$13.34
AISC per Ag eq oz	$17.01	$15.59	$14.72	$13.58	nm	$16.24	$19.25	$19.54	$13.38	$13.97

Cost per tonne milled, cash cost, cash costs per Ag eq oz, AISC, and AISC per Ag eq oz are non-GAAP measures. Reconciliations of these measures to the figures presented in the Company's audited financial statements are presented in the "Non-GAAP Measures" section of the Company's Management Discussion and Analysis for the years ended December 31, 2017 and 2016.

____________________

1 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. Consequently, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, are not meaningful (“nm”) for this period.

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Annual Information Form for the year ended December 31, 2017

5.B.15	Production, Exploration and Development

5.B.15.a	Production

The Company has established a LOM estimate for Topia of 8.5 years as at December 31, 2017 for the purposes of depleting the current mineral inventory. This LOM estimate does not take into account any additional resources which may be discovered through recent and future exploration drilling. The Company re-evaluates its LOM estimate on an annual basis. The Company will commence reclamation and remediation at Topia shortly before the end of its mine life and carries a provision of $1.5 million to cover these costs. The provision is based on a closure cost estimate discounted to present value. If no further resources are defined, reclamation and remediation at Topia is anticipated to commence in 2024 and continue through to 2047. However, the timing and amount of reclamation and remediation is subject to future changes in the LOM estimate. For example, the addition of resources through recent and future exploration drilling could extend the LOM estimate.

During 2016 and 2017, 0.9 million Ag eq oz and 1.1 million Ag eq oz, respectively, were produced at Topia. For 2018, the Company anticipates production at Topia to be at approximately the same level as in 2017.

Production figures – Topia Mine

Year	Tonnage (Tonnes)[1]	Silver (Oz)	Gold (Oz)	Lead (Tonnes)	Zinc (Tonnes)
2006	22,445	208,004	406	627	742
2007	33,605	279,441	643	735	847
2008	35,318	366,199	812	876	1,074
2009	30,045	437,079	403	871	1,057
2010	38,281	515,101	597	1,092	1,358
2011	46,968	535,881	500	941	1,315
2012	56,098	555,710	573	962	1,477
2013	62,063	631,235	651	1,116	1,673
2014	67,387	667,636	555	1,154	1,675
2015	65,387	677,967	614	1,198	1,850
2016	55,836	574,031	612	1,033	1,496
2017	53,745	595,721	999	1,291	1,757
Total	567,178	6,044,005	7,365	11,897	16,321

5.B.15.b	Exploration and Development

At Topia, the Company has not planned for any surface drilling in 2018. Development plans for Topia during 2018 are limited to ongoing underground mine development in the normal course of operations.

____________________

1     Includes purchased ore tonnes milled. Excludes custom milled tonnes.

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Annual Information Form for the year ended December 31, 2017

6.	ADVANCED-STAGE PROJECTS

6.A.	CORICANCHA MINE COMPLEX ("CORICANCHA")

6.A.1	Acquisition of Coricancha Mine Complex

Please refer to "Significant Acquisitions" in section 3 for information on the acquisition of Coricancha during 2017.

6.A.2	Current Technical Report

The information on Coricancha in this section of the AIF is based on the technical report entitled “Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Perú”, dated February 2, 2018. The Mineral Resource update was submitted by Golder Associates Inc. as Report Assembler of the work prepared by or under the supervision of the following “Qualified Persons” named as authors: Ronald Turner, MAusIMM CP(Geo); Daniel Saint Don, P.Eng.; and Jeffrey Woods, P.E. The effective date of the report is December 20, 2017.

6.A.3	Project Description, Location and Access

Coricancha is located in the central Andes of Perú in the District of San Mateo, Huarochirí Province, Department of Lima. The project has been on care and maintenance since August 2013.

The mill and main site office are located adjacent to the Central Highway, 90km east of the city of Lima, next to the Rímac River in an area known as Tamboraque, and adjacent to the confluence of the Rímac River and its tributary, the Aruri River. The plant is located at 3,000 masl, and the mine is located between 3,140 masl and 3,980 masl.

The project includes 127 mining concessions, 1 mining transport concession, and 1 processing concession. All mining concessions are for metallic substances.

By agreement entered into with Biomin Technologies SA (“Biomin”, now owned by Outotec) dated February 5, 1995, Coricancha was granted the right to use BIOX® technology. There are no other agreements or encumbrances known that would affect the current project.

A 1% NSR royalty in favour of Global Resource Fund is payable on production from most of the mining licences, and a royalty of $1/ounce exists for gold processed using BIOX® technology.

Legacy Tailings are stored at Cancha 1 and 21 at the Coricancha site - Tamboraque), and at Chinchan Tailings Storage - Phase I.

The property is subject to the following environmental liabilities:

•

Coricancha has an approved mining closure plan for mining and processing components, including tailings storage areas Cancha 1 and 2. The closure plan was updated three times to (i) include Chinchan Tailing Storages Phase I and II, (ii) modify the tailings removal of Cancha 1 and 2 and transfer to Chinchan Tailings Storage, and (iii) modify the waste rock dump closure schedule. Coricancha, in the third Closure Plan Amendment (2014), has assumed a total commitment of $10.9 million of closure warranty on behalf of the Ministry of Mines and Energy. A process is underway to modify the closure plan as it relates to the handling of some of the remaining tailings. Of this $10.9 million commitment, the previous owner (Nyrstar) has funded $9.7 million while the Company has funded the remaining $1.2 million.

•

Coricancha has declared 14 surface waste rock storage sites in its 2010 mining closure plan. Five of them have been reported to have potential economic value and will be assessed as part of future studies to determine if the material will be processed at Coricancha. In addition, there are nine waste dumps that do not have potential for economic value. Nevertheless, the 1996 EIA declared that all waste rock from mine activities would be stored in the underground mine upon final closure. The Company is reviewing alternate solutions to address this issue.

•

Other closure liabilities including the plant, roads, infrastructure, legacy waste dumps and tailings storage, mine openings, and mine water management exist. Some of these require further definition and permitting updates.

____________________

1     Cancha 1 and 2 may also have been referred to as Deposito 1 and 2 in past disclosures regarding Coricancha by other owners.

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Annual Information Form for the year ended December 31, 2017

The estimated present value of reclamation and remediation costs associated with the future retirement of Coricancha is recognized as a provision on the Company’s Statement of Financial Position. This value comprises the provision associated with the mine, the plant, and tailings storage facilities of Coricancha.

A number of permits are in place. The following permits would be necessary if the Company decides to advance Coricancha into production:

•

The Chinchan Tailing Storage areas have limited capacity. The Company must develop a balance between the actual allowed and available capacity of Chinchan North and South Tailing Storages and the amount of tailings that must be transferred from Cancha 1 and 2, including any future tailings generated from future mining/processing.

•

Any exploration activities require an Environmental Certificate ("EC"). The Company can request a Declaracion Impacto Ambiental ("DIA") or Estudio Impacto Ambiental semi detailed ("EIA- sd") depending on the extent of work and the potential environmental impact. A DIA could be approved in seven working days, if the permits are for 20 sites or less and if no archeological site is encountered, while an EIA-sd can take an additional 55 working days.

•	A future mining plan would likely require new waste dump facilities, which themselves would need to be permitted some time during the life of the operations. These details are presently under study.

6.A.4	History

Coricancha is part of the Viso-Aruri mining district located in the San Mateo District, Department of Lima, Province of Huarochirí, in the central Andes of Peru. Coricancha has been exploited almost continuously since the colonial times. The historical Coricancha mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 to 5,000 tpm.

In late 1995, Coricancha underwent a considerable expansion of operations from 200 tpd to 600 tpd and the installation of a modern BIOX® plant. After completion of the expansion in 1997, the reported monthly production increased slightly over historic levels, but was not sustainable. The mine was shut down in September 2000 as the owner of Coricancha for the past 45 years, Minera Lizandro Proaño, was forced into bankruptcy due to low metal prices, labour shortages, and operational difficulties in the mine and concentrator.

At the beginning of 2001, Wiese Sudameris Leasing SA, a Peruvian bank which was the major secured creditor, took control of the assets and properties from the bankrupt Minera Lizandro Proaño. Later that year, it entered into an agreement with Peruvian contractor Larizbeascoa & Zapata SAC, to redesign the Coricancha operation.

After the mine reopened in 2002, the monthly production tonnage increased dramatically to 12,500 tpm. The monthly production then decreased to just over 8,000 tpm during the seven months of operation before being shut down in October 2002 by the government due to environmental issues associated with the Mayoc tailings storage facility. In November 2002, the Coricancha mine and mill were shut down and put on care and maintenance. A water treatment plant to neutralize the mine water has been in continuous operation.

Gold Hawk Resources Inc. (“Gold Hawk”) acquired Coricancha in early 2007 and commenced development work, then restarted operations in June of 2007 at a production rate of 600 tpd until operations were suspended again in May of 2008 due to ground movement observed on the natural hillside above the nearby TSF.

Nyrstar acquired Coricancha in November 2009, and recommenced operations in late 2010 following construction of a new TSF at the Chinchan location and the addition of a copper circuit. Operations at the mill were temporarily reduced to 30% of capacity in the first half of 2011, due to an increased moisture level and compaction problem at the newly commissioned Chinchan TSF resulting from heavy rainfall. During 2012, milling operations temporarily ceased due to concerns about the storage and planned movement of legacy tailings to the new Chinchan facility. At the end of 2012, as part of cost cutting measures, Nyrstar ceased mining ore from Coricancha’s underground deposits and focused on treating historical tailings before moving the waste material to the tailings pond. In August 2013, operations were halted due to the sustained lower precious metal prices, and Coricancha was placed on care and maintenance.

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Annual Information Form for the year ended December 31, 2017

Exploration by the previous owners was very limited and focused on underground drifting and raising on vein structures. A limited, short-hole diamond drilling program was conducted in 2002.

The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization surveys and diamond drilling.

There have been seven independent Mineral Resource and Mineral Reserve estimates prepared for the Coricancha property since 1995. Previous resource estimates (2007, 2009, 2011, and 2013) were prepared using industry standard best practices for exploration and Mineral Resource estimation (i.e., CIM 2003 and CIM 2014) and reported in accordance with internationally recognized guidelines for disclosure of Mineral Resources and Mineral Reserves (i.e. NI 43-101, or JORC). All previous estimates are considered as historical.

6.A.5	Geological Setting, Mineralization and Deposit Types

The regional geology of the Viso-Aruri mining district comprises a package of andesitic volcanic rocks and local basal sedimentary units intruded by monzonite stocks. The Jumasha Formation is found at the base of the Viso-Aruri volcanic sequence and is characterized by tightly folded beds of grey limestone. The limestone outcrops in the Rímac River valley, near the town of San Miguel de Viso.

The approximately 1,500 m thick Rímac Formation overlies the Jumasha limestones and consists of Tertiary-age andesitic volcanics, characterized by alternating layers of massive and porphyritic, grey to greenish-grey-purple andesite. The volcanic beds are approximately 10 m to 40 m thick and are roughly sub-horizontal, dipping slightly to the SW at 15°.

There are two occurrences of intrusive rocks in the area which are thought to have been the source of the polymetallic mineralization, although this has not been confirmed. The first is a small, altered, intrusive stock that has been mapped near the village of Viso on the south side of the mountain (Coricancha is on the north side). The other occurrence consists of the NE-NNE trending, sub-vertical intrusive dikes cutting the volcanic rocks.

The area has been exposed to tremendous structural compression, which has produced a strong regional scale fracturing pattern and allowed the emplacement of the polymetallic mineralization within quartz (Qtz) sulphide veins as fracture filling. Some of the identified features include the NW-SE Pariachaca-Matucana fault, the NS and NNE trending San Pablo and Huamuyo faults, and the NNE-SSE mineralized fracture zones.

The Coricancha property is almost entirely underlain by the Rímac Formation andesitic volcanics. The base of the sequence consists of brecciated volcanics overlain by andesitic flows, agglomerate and tuff towards the top of the Cerro Huamanjune at approximately 4,500 masl elevation.

Mineralization at Coricancha is that of an anastomosing polymetallic quartz vein system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins, respectively. The overall system trends towards the NE at approximately 15°, and the veins are primarily sub-vertical to steeply NW dipping. It is thought that the anastomosed vein system is part of a larger tectonic shear zone with associated secondary and tertiary tensional veins.

The three main veins on the Coricancha property include the Wellington, Constancia, and Animas veins. These veins define three structurally dislocated blocks from which a series of secondary and tertiary tensional veins split off. The veins are extensive and are known to extend over 4 km along strike and more than 1.5 km down dip.

Typically, the veins show Qtz-clay-pyrite argillic alteration, which extends up to 2.0 m into the footwall and hanging wall of the veins. The alteration does not contain any significant economic mineralization of note.

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Annual Information Form for the year ended December 31, 2017

Coricancha is a polymetallic hydrothermal, brittle low sulphidation deposit hosted in the andesitic rocks of the Rímac Formation. The veins exhibit pinch-swell type behavior typical of hydrothermal systems found within compressional and extensional structural environments. Vein widths reach upwards of 2.0 m, with a mean width of approximately 0.6 m. The veins are known to split into two or more branches separated by waste rock materials.

The mineralization observed at Coricancha typically comprises the following: Pyrite (iron sulphide); Sphalerite (Zn sulphide); Galena (Pb sulphide); Chalcopyrite (Cu-Fe sulphide); Arsenopyrite (Fe-arsenic sulphide); Tennatite (Cu-As sulfosalt); Tetrahedrite (Cu-Fe-Zn-Ag antimony sulfosalt); Native Au; Native Ag; and Quartz.

6.A.6	Exploration

Prior to Nyrstar’s acquisition of Coricancha, exploration was primarily conducted by mining of veins, horizontal tunnels and vertical raises, but no systematic formal exploration activities were completed. The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization (IP) surveys and diamond drilling.

6.A.7	Drilling

Prior to 2010 and Nyrstar’s acquisition of Coricancha, no systematic drilling was performed on-site. However, some historical drilling was completed, primarily as short holes. Unfortunately, limited or no records exist related to this drilling. None of the pre-2010 drilling has been included in the geological database or geological model due to the lack of information and inability to confirm this data.

Since 2010, several drilling programs have been completed with the primary focus of verifying the lateral and depth continuity of the main veins including, Wellington, Constancia, Animas and Colquipallana. Nyrstar conducted three independent drilling campaigns in 2010, 2011 and 2013. Drilling programs were also completed in 2015 and 2016 in conjunction with Great Panther. From 2010 to 2016, a total of 83 diamond drill holes, totaling 28,197 m of NQ sized core (47.6 millimetre core diameter) have been drilled within the Coricancha property boundaries. Drill holes were either drilled from surface or underground depending on the target and accessibility.

The results of the drilling programs at Coricancha verify the continuity of the vein system, both laterally and at-depth. The mineralization is shown to extend beyond the previously known limits and has opened up the targets both along strike and at depth.

6.A.8	Sampling, Analysis and Data Verification

The Coricancha core facility is a secure (gated and guarded) facility, with staff and security onsite. The core logging area was arranged to provide areas for logging, core splitting and sampling. Core is stored on covered core racks whilst awaiting logging and sampling; once sampled, the remaining unsampled core was carefully reorganized in the core box and the lids were returned to the boxes before they were transported to the secure core storage facility.

Drill core sampling is conducted in such a manner to ensure that all mineralized intervals are captured and sent to the lab for analysis. Sample intervals are defined such that they do not cross lithological boundaries, with a minimum sample length of 0.35 m and a maximum sample length of 1.5 m.

Core cutting and sample packaging was performed by the Company’s core technicians under the supervision of its geologists. The sealed plastic sample bags were placed in large neoprene rice bags, sealed using zip ties, and labelled clearly to identify the final shipping destination. The full rice bags were stored in a secured and closed room within the core logging facility until a shipment batch was ready for transport. Only designated personnel have access to the storage room. Only employees of the geology area are involved with the sample preparation and sample delivery at the laboratory.

Nyrstar and Great Panther implemented a comprehensive analytical QA/QC program for the drilling and sampling programs, which included the insertion of blind certified reference material (CRM) standards, duplicates and blanks to evaluate analytical precision, accuracy and potential contamination during the sample preparation and analytical process.

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Annual Information Form for the year ended December 31, 2017

Underground chip samples (channel) are collected for grade control and for Mineral Resource estimation purposes. The sample length is defined according to the lithological breaks and vein continuity. Samples are collected from a 5 centimetre (cm) deep by 20 cm wide channel cut perpendicular to the vein direction. The material is typically chipped out of the channel in small fragments and collected into a maximum 2 kilogram (kg) sample. To ensure representative grade continuity, samples are collected at a distance interval of every 10 m along the target vein.

Each 2 kg sample is sealed in a plastic sample bag with a sample tag and the number recorded in indelible ink on the outside of the bag. Sample bags are placed in rice bags and sealed with zip ties. QA/QC samples were inserted at prescribed intervals into the sample sequence and included with the sample shipment.

For both core and channel samples, a sample shipment form is prepared for each sample batch prior to shipping to SGS, detailing the included sample numbers per batch. At the laboratory, the sample list is verified against the received samples to confirm the shipment.

During the 2010 and 2011 drilling programs, Nyrstar sent samples to ALS and to SGS del Perú SA (SGS) in Callao (Lima). As of 2013, all samples were sent to the SGS laboratory in Lima. The SGS laboratory is internationally accredited to ISO/IEC 17025 standard.

The data from drilling, logging and surface/underground sampling programs were reviewed and interpreted independently by Great Panther’s senior geologist and by the Golder Qualified Person. Drill hole lithology and assay data was used to confirm the target intercepts and to reconcile against the surface and underground sampling.

It is the Qualified Person’s opinion that the Nyrstar and Great Panther drilling, core logging and sampling programs were carried out according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).

6.A.9	Mineral Resource and Mineral Reserve Estimates

The Mineral Resource Estimate for Coricancha has an effective date of December 20, 2017.

Measured
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq g/t	Aq eq oz (million)
Constancia	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington	92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida	15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia East	16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose	6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana	2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured	404,205	5.9	210	2.16	3.43	0.54	1,037	13.49

Indicated
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq g/t	Aq eq oz (million)
Constancia	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington	77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida	21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia East	18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose	7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana	5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated	348,554	5.6	189	1.95	3.05	0.52	955	10.71

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Annual Information Form for the year ended December 31, 2017

Inferred
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq g/t	Aq eq oz (million)
Constancia	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington	238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida	96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia East	49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose	14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana	11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred	943,160	5.0	209	1.45	3.25	0.64	934	28.36

Notes:

1.	Cut-offs are based on an estimated $140 Net Smelter Return (NSR) $/tonne.
2.	Metal prices used to calculate NSR: $1,300 per ounce (oz) Au, $17.00/oz Ag, $1.15 per pound (lb) Pb, $1.50/lb Zn, $3.00/lb Cu
3.	Block model grades converted to United States Dollar (US$) value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 tonnes per cubic metre (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies US dollars.
8.	Ag equivalent ounces (eq oz) million (M) is calculated from gpt data
9.

AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

The Mineral Resource Estimate was completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique was utilized in the estimation of grade to each of the blocks in the block models.

The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-Lima lab in Lima, Peru. The gold was analyzed by fusion with 30 g fire assay and atomic absorption spectroscopy (AAS) finish, with the resulting values reported in parts per million (code FAA313). The remaining 52 elements were analyzed by mass spectrometry of inductively coupled plasma (ICPMS) and the resulting values were reported in parts per million (code IMC12B). Any gold results that exceeded the limit of detection were re-analyzed by fire assay with a gravimetric finish (code FAG303). Any silver results that exceeded the limit of detection (>10g/t) were re-analyzed by fire assay with a gravimetric finish (code FAG313). Any other metals that exceeded the limit of detection were re-analyzed by ICP-AAS (code AAS11B).

6.A.10	Mining Operations

Historical mining methods at Coricancha include cut and fill, shrinkage stoping and variations of resue mining techniques. The latter method is highly selective and applied to maximize grade and minimize dilution in narrow vein mines. Mining methods will be the subject of future studies and will consider similar narrow vein methods of extraction.

6.A.11	Processing and Recovery Operations

The current mineral processing flow sheet at Coricancha includes base metal sulfide flotation for the production of Pb, Zn and Cu concentrates. Also, differential flotation is used to separate the Au bearing arsenopyrite (AsPy) from pyrite (Py) with subsequent processing by BIOX® and carbon-in-leach (CIL) cyanidation for the recovery of Au and Ag. The most recent series of metallurgical test work was completed in 2009 by SGS Lakefield. The goal of the testing program was to optimize the process flow sheet, grind size and reagent scheme. Implementation of the SGS recommendations was completed before restarting plant operations in 2010. Operating data show that the changes were successful in improving the metal recovery, improving base metal concentrate grades and increasing Au production.

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Review of the most recent Coricancha operating data indicate that the metallurgical performance of the processing plant is very stable with metal recoveries and concentrate grades being very consistent. Owing to the presence of AsPy, arsenic (As) is present as a deleterious element in most of the flotation products.

The front end of the plant is a base metal polymetallic sulfide concentrator producing Pb, Cu, and Zn concentrates. The process plant was expanded to include production of an AsPy concentrate, which is treated via BIOX® to recover refractory Au via CIL technology. The original plant was designed and commissioned in 1999 to process 600 tonnes per day (tpd) of ore primarily from the Wellington and Constancia Veins. Operations have been intermittent since then and are currently under care and maintenance status. There are no major modifications or additions required to put the plant back into production.

The final tailings consist of the AsPy flotation tailings, Py concentrate, neutralized BIOX® liquor sludge, CIL residue, and mine dewatering neutralization sludge. These are thickened using the tailings thickeners with the addition of flocculant before final dewatering in the tailings plate and frame filters. The tailings filter cake is shipped to the Chinchan TSF.

6.A.12	Infrastructure, Permitting and Compliance Activities

Coricancha is located next to the Central Highway, 90 km east of the city of Lima, adjacent to the Rímac River in an area known as Tamboraque. The mine area is situated near the confluence of the Rímac River and its tributary, the Aruri River. The project infrastructure covers the area of the mining concessions and has the following facilities:

•	Crushing and grinding plant.
•	Flotation and bio-oxidation plant.
•	Access road to the mine.
•	Historical TSF.
•	Electrical power supply for the plant and mine along with power systems including transformers and electrical distribution cables from historical mining activities.
•	Water and compressed air reticulation systems that are generally intact.
•	Utility water is available for the mine and plant.
•	Communications Systems (internet based).
•	Mine Rail Haulage System.
•

Camp and kitchen facilities for staff and hourly personnel are located near the mine office complex at a location named Huamuyo. The process plant/main office complex has staff housing and meal facilities located on the hillside just above the main office complex.

•

Medical Facilities/Mine Rescue Team – A medical clinic is located in the town of San Mateo, 5 km from the main office/process plant. A hospital is located in Matucana, about 17 km from the mine’s main office. First aid rooms are located at the mine office and at the main office/process plant. Mine rescue equipment is on site at the mine office.

Future plans will consider the use of the existing facilities as well as the need for additional infrastructure.

Coricancha has environmental permits and operation licenses such as an environmental impact assessment ("EIA"), water supply licenses, mining effluents discharge authorization, certificate of inexistence of archaeological remains, and operation and concession licenses.

A recent environmental monitoring review identified some deficiencies which are being addressed.

Cancha 1 and 2 Tailings storage area represent the most important environmental and social risk for Coricancha. This is due to their location (130 m from Rímac River and 50 m above) and the fact that the Rímac River is Lima’s water source. To manage that risk, following ground instability in 2008 above the tailings site, the Ministry of Energy and Mines (“MEM”) ordered the tailings removed and transferred from Cancha 1 and 2 to Chinchan Tailings Storage (Phase I and II). To date, the Company has removed a significant portion of the tailings. The Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to leave the remainder of the tailings in place to preserve the stability of the hillside. The Company has requested a change of the scheduling of the reclamation work, pending a decision from MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of the reclamation under the approved plan. The Company believes this matter can be resolved favorably but cannot provide any assurance. If it is not resolved favorably, it may result in fines and impact the Company’s stated plans and objectives for Coricancha.

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Other historical tailings storage locations in the area include Triana (which is approximately 5 m above the Rímac River) and Mayoc (which is approximately 1.3 km from Coricancha). The Triana site has been closed and is guarded with a new upgraded concrete retaining wall, and the deposit itself may require resurfacing work in the future. Mayoc tailings were removed from the area and the site is currently under rehabilitation and remediation.

The location of tailings in the vicinity of the primary waterways and water sources, the regional seismic and atmospheric conditions, and the related past environmental, legal, and social issues, combine to form the most significant risk to the project and its future development, and which is continually under review for assessment and control.

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7.	PRIMARY EXPLORATION PROPERTIES

The Company has two primary exploration projects in Mexico, El Horcón and Santa Rosa. Given the proximity to the GMC, mineralization from both these projects could conceptually be trucked to and processed at the Cata processing plant. Considering that El Horcón and Santa Rosa could in future form part of the GMC operations, the information for these properties (as disclosed in this section of the AIF) is contained in the GMC Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 25, 2017. The effective date of the information related to the El Horcón and Santa Rosa Projects in that Technical Report is August 31, 2016.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the GMC Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com.

Where applicable, discrete information for each of the properties has been disclosed below:

Both primary exploration projects are located in central Mexico. Central Mexico has a dry climate with an annual precipitation of about 600 millimetres per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round, uninterrupted by weather.

The terrain on which the El Horcón and Santa Rosa properties are located is moderately rugged, with elevations on the mineral claims ranging from 1,600 masl to 2,400 masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep.

Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

7.A.1	El Horcón Project

Property Description and Location

The El Horcón Project is situated north of the city of Leon (Guanajuato State), in the state of Jalisco, Mexico, approximately 470 km northwest of Mexico City. The claim group is located at approximately 21° 22' N latitude and 101° 45' W longitude (NAD 27 UTM 220,000 m E & 2,365,000 m N). The 17 claims expire between 2051 and 2056. There are no known environmental liabilities associated with the mineral claims.

On December 6, 2017, the Company filed an application to reduce the land holdings in the area; specifically to cancel the Horcón 4 Fraccion 1 concession. After dropping the Horcón 4 Fraccion 1 concession, the Company retains 15 contiguous claims and one isolated claim totalling 3,520.72 hectares. The official resolution related to this application is pending.

The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs along structures, the largest of which is the Veta Madre with a strike length of 5 km.

History

The earliest known exploitation of veins on the El Horcón Project area was conducted by the Jesuits, during the Spanish reign, from the late 1500’s to their expulsion from Mexico in 1767. No production records are available, and various shallow southwest dipping veins were mined all to the immediate northeast of Great Panther’s drilling. Minor amounts of exploitation have been conducted, both by drifting along the veins and by stoping, on the Diamantillo and San Guillermo veins (including but not limited to the El Horcón, La Luz and Diamantillo underground access tunnels).

In 1932, a mining engineer Charles E. Pouliot, completed a mining study and evaluation of pillars, fill and remaining portions of the Diamantillo, San Guillermo and veins exploited by the Jesuits. It is not known if exploitation ensued. During the latter part of the 20th century, several bulk samples were shipped to various mills for metallurgical evaluation of the sulfide rich veins.

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A number of academic geological studies were completed in the late 20th century by the Mexican Geological Survey. In 2004 and 2005, Mauricio Hochschild Mexico (“MHM”) conducted significant geological, structural, and geochemical studies on the veins of the Comanja area, followed by drilling of 12 core holes totalling 3,570 m. In 2008 and 2009, Exmin Resources Inc. ("Exmin") conducted further geological and geochemical studies, including underground mapping and sampling, and core drilling (5 holes totaling 1,052 m) in an effort to move the project to exploitation, without success.

The Company purchased 100% of the El Horcón Project in 2012, which included most of the exploited veins mentioned above, except for certain internal claims covering portions of the veins.

Geological Setting and Mineralization

The El Horcón Project area is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the La Luz and Esperanza Formations; these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite. This was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consists of Oligocene ignimbrites, lava flows and domes.

Within the El Horcón Project area quartz-dominated veins follow fractures and faults and are hosted within the Comanja granite, as well as the surrounding Mesozoic meta-volcanic and meta-sedimentary rocks.

The vein system at El Horcón is a quartz-chalcedony-dominated, structurally-controlled, epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement and consists of three principal vein sets that formed in faults and extension fractures.

•	NW-striking, SW-dipping veins with dips generally ranging from 45°-70°+,

•	NW-striking, SW-dipping low-dip veins (20°-30°), and

•	NE-striking generally steep transverse veins.

Gangue minerals associated with the quartz veining include minor fluorite, hematite, chlorite, calcite, and pyrite, while minerals of economic interest include galena (lead), sphalerite (zinc), and minor chalcopyrite (copper). Petrographic work by MHM indicates that silver is present as acanthite. This undated (likely 2005) MHM report (un-acknowledged author) also indicated four stages of Phase 1, and three stages of Phase 2 vein mineralization. Phase 1 includes base metal and precious metal introduction into the vein structures (gold minerals unknown), while Phase 2 stages include calcite and further barren quartz. Beside silicified cataclastic quartz breccia (sealed fault structures), the quartz-chalcedony shows typical epithermal coliform textures.

The primary vein structures on the El Horcón Project include the Diamantillo, San Guillermo, El Ratones, Madre, Crucero, Del Alto, and Alaska veins. Based upon assay results from the channel samples across the surface expressions of these veins, vein widths, and underground exposures by Exmin, MHM, and the Company, it was decided to focus the initial core drill-hole program on the Diamantillo and San Guillermo veins. The narrow Natividad and Diamantillo HW veins were found both from drill site preparation and core drilling. The veins extend in a NW-SE orientation for approximately 7 km in strike and across approximately 2.5 km in width.

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Exploration

Exploration work conducted by the Company has consisted of an initial thorough re-evaluation of the project by geological mapping, vein re-sampling both on surface and of all accessible underground openings in 2012-2013 (1,623 samples), followed by a surface core diamond drilling program of 24 drill holes totalling 2,160 metres (1,177 samples). In 2017, a mapping and sampling surface campaign was competed (185 samples). The mapping is intended to define alteration and geochemical anomalies along such contact.

Drilling

Diamond drilling at El Horcón was conducted by the Company’s exploration staff. The exploration drilling was conducted on 50-100 m spaced sections, with one to three holes drilled per section, as well as at approximately 50 m spacing vertically between holes. The Company’s 2013 drilling was focused from surface to approximately 100 m below surface along a strike length of 650 metres.

The Company’s Phase 1 drill-holes completed from mid-April to mid-June 2013 are prefixed by EH13 and include holes 1-24. Only the relevant MHM drilling was used in the Mineral Resource estimation (no records for the Exmin drilling). The drill contractor for the Company was G4 Drilling based in Hermosillo, Sonora.

The management, monitoring, surveying, and logging of the 2013 series “EH13” prefix exploration holes was carried out under the supervision of the Company’s exploration geological staff.

Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

Sample Preparation, Analyses and Security

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core is of HQ diameter.

All of the analytical work was completed by the SGS GTO laboratory and the quality control measures and data verification procedures are consistent with those described for the Guanajuato Mine.

Mineral Resource Estimates

Mineral Resources were estimated from four area-specific block models. A set of wireframes representing the mineralized zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au, Ag, Pb, and Zn grade interpolation. The effective date of the estimate is August 31, 2016.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the Mineral Resource estimates detailed in this report.

Vein	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Pb (%)	Zn (%)	Ag eq (g/t)	Ag eq (oz)
Diamantillo	109,649	89	313,468	3.04	10,705	3.11	4.62	398	1,403,358
Diamantillo HW	4,781	54	8,269	4.59	706	2.65	0.47	459	70,518
Natividad	6,038	136	26,347	3.03	587	1.74	0.13	403	78,139
San Guillermo	41,672	37	50,011	4.44	5,943	1.75	2.53	404	540,899
Total Inferred	162,140	76	398,094	3.44	17,942	2.69	3.79	401	2,092,913

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Notes:

1.	$110/tonne NSR Cut-off.
2.	Silver equivalent was calculated using a 70 to 1 ratio of silver to gold value.
3.	Rock Density for all veins for Diamantillo is 2.77 t/m³, San Guillermo 2.78 t/m³, Diamantillo HW is 2.62 t/m³, Natividad 2.57 t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units.
6.	Contained silver and gold in troy ounces.
7.	Minimum true width 1.5 m.
8.	Metal Prices: $18.00/oz silver, $1,300/oz gold and $0.80/lb lead.
9.	Ag eq (g/t) and Ag eq (oz) use only Au, Ag and Pb values.

Mineral Reserve Estimates

There is no Mineral Reserve estimate for the El Horcón Project.

Mining Operations

The mining method considered when estimating the Mineral Resource is standard cut and fill with waste provided by the development.

Infrastructure, Permitting and Compliance Activities

The El Horcón Project is situated along the eastern side of the Sierra Guanajuato mountain range and is accessible via a rough access road 10 km north of Comanja, Jalisco. Comanja is a small village and has a population of approximately 500 people and is located within 40 km, by road, of an international airport at León, Mexico.

In 2017, the Environmental Assessment Manifest and Change of Land Use applications were approved by SEMARNAT. These authorizations allow the future exploration and exploitation on the property.

Exploration and Development

During July and August of 2016, a program of detailed surface geological mapping (1:500 scale) was continued, along with rock sampling of prospective veins approximately one kilometre southeast along the trends of the Diamantillo / Madre veins. Vein swarms and stockwork were noted with generally weakly anomalous gold, silver, lead, zinc and copper values.

During 2017 work included finalizing the details on the SEMARNAT application regarding exploration and exploitation permits and a work program that included additional surface mapping and sampling to prioritize targets for possible follow-up drilling.

7.A.2	Santa Rosa Project

In 2011, the Company purchased a 100% interest in the Santa Rosa silver-gold property in Guanajuato State, Mexico, for total consideration of $1.5 million in cash.

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Property Description and Location

The Santa Rosa Project includes a cluster of non-contiguous mineral claims to the northeast of Guanajuato. Most cover segments of historically known veins within the Sierra vein system, as well as two claims located further north staked more from a regional conceptual nature.

The nine mineral claims comprise an area of 20,438 hectares and expire between 2040 and 2064. There are no known environmental liabilities associated with the mineral claims.

The southern claims of the Santa Rosa Project are situated along the eastern side of the Sierra Guanajuato mountain range, northeast of Guanajuato, Guanajuato. The more northerly claims in the Santa Rosa Project are located nearer the town of San Felipe, an 80 km drive north of Guanajuato.

History

The core of the Santa Rosa Project claims covers vein exposures along the Sierra vein system, along the eastern flank of the central Veta Madre vein. Minor amounts of pitting, short adits, and shallow vertical shafts have been completed with a minor amount of vein exploitation. No records are available as to these activities. The Company completed due diligence sampling during 2011 and purchased the Santa Rosa claims during the same year. The Cañada de la Virgen claim was part of the Cooperative claim block (Guanajuato Mine) purchased by the Company in 2005. The Prometida, Las Monjas, Romeo y Julieta and Jardin de Oro mineral claims were staked by the Company in 2012 as part of a regional geological evaluation. In 2016, the Prometida, Las Monjas, Romeo y Julieta claims were cancelled due to their limited economic potential.

Geological Setting and Mineralization

The stratigraphy of the area presents to the Company basement rocks of the older units including Mesozoic age La Luz and La Esperanza Formations. These formations consist of meta-sedimentary sequences, including shale, andesite and felsic dykes deformed and folded by regional metamorphism. Upper volcanic package rocks in concordant contact include a sequence of the lithic tuff, ignimbrites, and also in some places rhyolite dykes and jasperoids. The area generally presents a strong NW structural orientation, with normal faults and a dextral component.

In the second phase of exploration (July 2014), detailed mapping was completed in the Cañada de la Virgen claim and in the Virgin vein development tunnel. The Virgin vein structure with minor quartz is oriented around 320-330° with a dip of 35-45°NE, and an average width of 0.50 m. The vein, inside the tunnel, occurs at the contact of a diorite dike. On surface, there are two separate structures enveloping a quartz stockwork hosted in the meta-sedimentary rocks. The tunnel is 60 m long and there are several inclined shafts where mineralization has been extracted. The average grade of samples is 457 g/t Ag eq. The wall-rock of the Virgin vein, which outcrops for 400 m, shows propylitic alteration along its length. Host rocks include lithic tuffs, ignimbrites, and associated dykes.

Another structure identified during the mapping extends for more than 600 m and is exposed in the Salaverna North tunnel. It is a structure of 0.40 m width, with strong silicification and hosted in the meta-sedimentary package. The structure, when it reaches the upper rhyolite volcanic rocks becomes a stockwork with hematite, limonite, clays, and fine disseminated pyrite.

Exploration

In the first stage of the Company’s exploration (2012) on the Cañada de la Virgen claim, a total of 168 rock samples from surface, and 537 core samples from the five diamond drill holes were collected.

During the second stage of the Company’s exploration (2014), a total of 140 samples were taken from surface and underground.

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Drilling

During 2012, five core holes (HQ) were completed on the Santa Rosa Project, specifically on the Cañada de la Virgen claim. In 2017, a second drilling program comprising five core holes (HQ) was completed on the Cañada de la Virgen area. No results of economic significance were encountered in either program.

Sample Preparation, Analyses and Security

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core from Santa Rosa was of HQ diameter.

All the analytical work was completed by the SGS GTO laboratory and the quality control measures and data verification procedures are consistent with those described for the Guanajuato Mine.

Mineral Resource Estimates

There is no Mineral Resource estimate for the Santa Rosa Project.

Mineral Reserve Estimates

There is no Mineral Reserve estimate for the Santa Rosa Project.

Mining Operations

The Santa Rosa Project is exploration in nature and no mining methods have been defined.

Infrastructure, Permitting and Compliance Activities

The southern claims of the Santa Rosa Project are accessible via road access 20 km northeast of Guanajuato, Guanajuato. The city of Guanajuato is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato. The more northerly claims in the Santa Rosa Project are located nearer the town of San Felipe, an 80 km drive north of Guanajuato by paved road.

Access to local resources is provided within the city of Guanajuato and the town of San Felipe.

Exploration and Development

A work program consisting of 960 m of surface man-portable rig core drilling and associated trail building was completed in 2017. No significant results were returned from this drilling.

The Company plans to execute a mapping and prospecting program during 2018.

7.A.3	Cangold and Coboro

In 2015, the Company completed the acquisition of Cangold and its wholly-owned subsidiary, Coboro, for total consideration of C$3.1 million (approximately half of which was represented by shares of the Company issued for shares of Cangold). As a result, the Company acquired an option to purchase up to a 100% interest in the GDLR Project. The Company also acquired 100% interests in the Plomo property located in Sonora, Mexico, and the Argosy property located in the Red Lake Mining District in northwestern Ontario. Neither the Plomo property or the Argosy property is considered material to the Company at this time.

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In February 2016, the Company terminated the option agreement for the GDLR Project after conducting an evaluation of the project. The Company maintains the Plomo and Argosy projects in good standing, but does not have any significant exploration plans for these projects at this time.

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8.	RISK FACTORS

The operations of the Company are characterized by a number of risks inherent to the nature of the mining industry and to the nature of the Company’s business in particular. The following risk factors, as well as other risks discussed in this AIF, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to management or that management currently consider immaterial may also impair the Company’s business operations. If any of these events actually occur, the Company’s business, prospects, financial condition, cash flows and operating results could be materially harmed. Before deciding to invest in securities of the Company, investors should carefully consider such risks and uncertainties.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its silver or gold production, but has from time to time sought arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company may enter into similar arrangements in the future.

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These had a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for specific operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Mineral Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

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Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Company’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

•	Resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Company’s ability to extract such Mineral Resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Production Decisions Made without Identified Mineral Reserves

There are no current estimates of Mineral Reserves for any of the Company’s mines or projects. The Company made decisions to enter into production at Topia, the Guanajuato Mine and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines do not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing and/or debt financing, to enter into joint venture arrangements or to obtain other means of financing. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

Great Panther Silver Limited	63
Annual Information Form for the year ended December 31, 2017

As at December 31, 2017, the Company had approximately $57 million of cash and short-term deposits and during 2017 the Company generated positive cash flow from operating activities. While the Company considers that it has sufficient capital to support its current operating requirements based on its current capital resources and cash flows from ongoing operations, there is a risk that a decline in commodity prices or other factors may result such that the Company will be unable to continue generating sufficient cash flows to sustain operations. In addition, the Company has stated plans to grow through acquisitions and is also evaluating the restart of Coricancha. These objectives may require additional capital and, while the Company believes its current capital resources are sufficient to return Coricancha to production, the Company is still completing its engineering studies for this purpose and therefore actual expenditures are uncertain. There is no assurance that the Company will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, expansion, development and exploration plans, or even to suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;

•	mine failures and slope failures;

•	failure of tailings facilities;

•	ground fall and cave-ins;

•	deleterious elements materializing in the mined resources;

•	environmental hazards;

•	industrial accidents and explosions;

•	encountering unusual or unexpected geological formations;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Company’s mining, exploration and development activities are focused in Mexico and Peru, and are subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. To comply with applicable laws, the Company may be required to make significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

Great Panther Silver Limited	64
Annual Information Form for the year ended December 31, 2017

Mining and exploration activities in the countries where the Company operates may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican and Peruvian political institutions and in revitalizing their economies, the present administrations or any successor governments may not be able to sustain the progress achieved.

The Company does not carry political risk insurance.

Risks Associated with Obtaining and Complying with Tailings and Other Permits

The Company’s operations are subject to obtaining and maintaining permits (including environmental permits) from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action. There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

The Company has been advised by CONAGUA, the Mexican federal agency responsible for water administration, that the Company is required to make applications for permits associated with the occupation and construction of the tailings facility at the GMC. Subsequently, the Company filed its applications and CONAGUA officials carried out an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. The duration and success of efforts to obtain the tailings permits are contingent upon many variables not within the Company’s control. The Company cannot assure that the tailings permits will be obtained or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to continue operating the TSF at the GMC, could result in a halt of mining operations at the GMC, or to expand the TSF, each of which could adversely affect the Company’s results of operations.

The Company has also determined that it may require additional water use and discharge permits for its operations at the GMC, particularly during of periods of excessive drought. The Company continues to evaluate whether such permits are necessary. If such permits prove necessary, there can be no assurance that the Company will be able to obtain such permits, which could adversely affect the Company’s operations.

Risks Associated with Topia Tailings Expansion

Topia requires expansion beyond the present capacity of the Phase I TSF. In December 2017, SEMARNAT granted the Company all permits for the construction and operation of the Phase II TSF at Topia. The Company is utilizing the existing Phase I TSF during the construction of Phase II TSF. There is a risk that the Phase I TSF reaches its capacity prior to completion of the Phase II TSF and could result in a halt of processing operations at Topia, which could adversely affect the Company’s results of operations.

Furthermore, the planned capacity of the Phase II TSF is not sufficient to handle the processing of Topia’s current M&I Resources, which will necessitate one or more further expansions, which are presently under evaluation. There are risks associated with future expansions including, but not limited to, identifying and procuring suitable sites, and obtaining the necessary permits for construction and operation.

Great Panther Silver Limited	65
Annual Information Form for the year ended December 31, 2017

Reviews by the regulatory authorities, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) of all Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. The Company is participating in a voluntary environmental audit of its Topia operations. The outcomes of this audit are multi-year environmental programs, and the Company is working in cooperation with PROFEPA to ensure compliance with regulations. However, the Company cannot provide complete assurance that the PROFEPA review will not lead to a continued or future suspension of operations. Further, if the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

Factors Beyond the Company’s Control

There are a number of factors beyond the Company’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental and social factors, acts of Nature, catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

Exploration activities and/or the pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company has safety programs in place and continues to pursue further improvements on an ongoing basis. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. However, there is no assurance that safety incidents will not be experienced in the future, or that operations might not be materially affected by their occurrence. Further, a safety incident could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and may result in the imposition of fines and penalties.

Great Panther Silver Limited	66
Annual Information Form for the year ended December 31, 2017

Risks Which Cannot Be Insured

The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title of Property Interest

There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. The Company has experienced such incursions including an incident in the first quarter of 2014 which resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees and contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Company’s primary mineral properties, Topia and the GMC (excluding San Ignacio), have been in the production stage for more than ten years under the ownership of the Company, and have generated positive cash flow from operating activities. However, the commercial viability of these mines was not established by a feasibility study or preliminary economic assessment. Similarly, San Ignacio commenced production in 2014 and has generated positive cash flow from operating activities; however, the commercial viability of this mine was not established by a feasibility study or preliminary economic assessment. Coricancha is a past producing mine that is currently on care and maintenance. There is no assurance that the Company’s evaluation efforts will be sufficient to bring Coricancha into production.

Mineral exploration and development involve a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at Coricancha, or the Company’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Great Panther Silver Limited	67
Annual Information Form for the year ended December 31, 2017

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as mineable. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, negotiations with land owners, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, mineral resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish mineral resources through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore;

•	evaluate the economic feasibility; and,

•	construct, renovate, expand or modify mining and processing facilities.

In addition, if potentially economic mineralization is discovered, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable properties.

Development projects usually have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. At this time, none of the Company’s properties have defined Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will ever be upgraded to either Measured or Indicated Resources or to Proven or Probable Mineral Reserves.

Because mines have limited lives, the Company must continually replace and expand its mineral resources as production continues. The life-of-mine estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines, and on the costs and results of continued exploration and potential development programs. The inability to identify Mineral Resources in quantities sufficient to bring a mineral property into production may result in the write down of the value of the mineral property.

Risks Associated with the Coricancha Acquisition

The Company completed the acquisition of Coricancha on June 30, 2017. The Company’s decision to acquire Coricancha was subject to a number of assumptions, including anticipated exploration results, the expected cost and timing of restarting operations, anticipated processing and production rates that may be achieved at Coricancha upon reactivation, the working capital position of Coricancha at closing, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the Coricancha resource base, the anticipated cost of the mine closure bond, the indemnification obligations of Nyrstar under the Share Purchase Agreement and current environmental conditions and liabilities at Coricancha. While Nyrstar, as the former owner of Coricancha, has agreed to indemnify the Company with respect to certain reclamation costs, these indemnification obligations are capped. While the Company presently believes the ultimate reclamation costs will be less than amount of the indemnity cap, there is no assurance that this will be the case. In addition, there may be disagreements between the Company and Nyrstar as to the amount of Nyrstar’s indemnification obligations under the Share Purchase Agreement.

Great Panther Silver Limited	68
Annual Information Form for the year ended December 31, 2017

If any of these assumptions prove incorrect, the Company may not be able to achieve profitable operations at Coricancha. The acquisition of Coricancha is subject to a number of risks that may result in a materially adverse impact on the Company, including potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of Coricancha, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, unanticipated increases in the cost of the tailings reclamation, increased mine closure costs and related bond requirements, and the other risks and uncertainties described elsewhere in this AIF, any of which could have a material adverse impact on the Company and its results of operations.

In addition, although the Company intends to conduct further evaluation at Coricancha before determining whether to place the mine into production, the Company may not conduct a preliminary feasibility study or feasibility study in connection with its decision. Mineral properties that are placed into production without the benefit of a feasibility study have historically had a higher risk of failure. There is no assurance the Company will achieve any particular level of production at Coricancha or that operations there will be profitable.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, and reagents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, are beyond the control of the Company, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Company maintains bank accounts in Canadian, US, Mexican and Peruvian currencies. The Company earns revenue in US dollars while its costs are incurred in local currencies such the Canadian dollar, Mexican peso, and Peruvian sol. An appreciation of these local currencies against the US dollar will increase operating and capital expenditures as reported in US dollars. A decrease of these local currencies against the US dollar will result in a loss to the Company to the extent that the Company holds funds in such currencies.

The Company has, from time to time, used hedging instruments to manage its foreign exchange risk. Such instruments can be subject to material gains and losses.

Dependence on Key Personnel

The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key personnel. The loss of any key personnel may have a material adverse effect on the Company, its business and its financial position. The Company has employment contracts with these employees but does not have key-man life insurance. The Company provides these employees with long-term incentive compensation which generally vests over several years and is designed to retain these employees and align their interests with those of the Company’s shareholders.

Great Panther Silver Limited	69
Annual Information Form for the year ended December 31, 2017

Conflicts of Interest of Directors and Officers

Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law and the Company’s Code of Business Conduct and Ethics to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year ended December 31, 2017, three customers accounted for all of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply. However, the Company could be subject to limited smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation and Storage of Concentrate

The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Concentrate

The Company may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has experienced theft of concentrates in the past and has taken additional steps to secure its concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Illegal Activity in the Countries in which the Company Operates Could Have an Adverse Effect on Operations

The Company’s primary mineral exploration and exploitation activities are conducted in Mexico and Peru and are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

Great Panther Silver Limited	70
Annual Information Form for the year ended December 31, 2017

Mexico continues to undergo sometimes violent internal struggles between the government and organized crime with drug cartel relations and other unlawful activities. The number of kidnappings, violence and threats of violence throughout Mexico is of particular concern and appears to be on the rise. While the Company takes measures to protect both personnel and property, there is no guarantee that such measures will provide an adequate level of protection for the Company or its personnel. The occurrence of illegal activity against the Company or its personnel cannot be accurately predicted and could have an adverse effect on the Company’s operations.

In January 2016, a small amount of explosives was stolen from the GMC. While the Company has taken additional security measures, there is no assurance that theft of explosives will not occur again. Explosives are highly regulated, and any theft or loss of explosives may be subject to investigation by Mexican regulatory authorities. The Mexican regulatory authorities may elect at their discretion to exercise administrative action during or after the investigation. Administrative action could include fines and possibly suspension of the Company’s explosives permit during the investigation period or longer, which would negatively impact the Company’s operations.

Compliance with Anti-Corruption Laws

The Company's operations are governed by, and involve interaction with, many levels of government in Mexico and Peru. The Company is subject to various anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act, each of which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In addition, the Extractive Sector Transparency Measures Act recently introduced by the Canadian government contributes to global efforts to increase transparency and deter corruption in the extractive sector by requiring extractive entities active in Canada to publicly disclose, on an annual basis, specific payments made to all governments in Canada and abroad. The GMC and Topia properties are located in Mexico and the Coricancha project is located in Peru. According to Transparency International, Mexico and Peru are each perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company's operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company's business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company's business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third-party agents will comply with such laws.

Acquisition Strategy

As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in the Americas. The opportunities sought by the Company include operating mines, as well as exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Company may from time to time acquire additional mineral properties or the securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business. Acquisitions may also lead to the issuance of a large number of the Company’s common shares, which would result in dilution to existing shareholders. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities, enter into off-take, royalty agreements or metal streaming agreements, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Great Panther Silver Limited	71
Annual Information Form for the year ended December 31, 2017

Community Relations and Social License to Operate

The Company’s relationship with the communities in which it operates is important to ensure the future success of its existing operations and the construction and development of its projects. While the Company believes its relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for precious metals producers in particular has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been known to be initiated. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Substantial Decommissioning and Reclamation Costs

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2017, the Company had recorded a provision in the amount of $27 million for the estimated present value of future reclamation and remediation costs associated with the expected retirement of its mineral properties, plants, and equipment.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Great Panther Silver Limited	72
Annual Information Form for the year ended December 31, 2017

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. Primarily all the Company’s directors and officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options, Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs") to Employees, Directors, Officers and Consultants

The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at December 31, 2017, there are outstanding share options exercisable into 8,237,181 common shares which, if exercised, would represent approximately 5% of the Company’s issued and outstanding shares.

The Company has also granted, and in the future may grant, to directors, officers, insiders, and employees, RSUs and DSUs as incentive awards for service to those persons. Upon settlement, these awards entitle the recipient to receive common shares, a cash equivalent, or combination thereof. The choice of settlement method is at the Company’s sole discretion. As at December 31, 2017, there are RSUs and DSUs outstanding which could result in the issuance of up to 565,800 common shares. If exercised, these would represent approximately 0.3% of the Company’s issued and outstanding shares.

If all these incentive awards are exercised and issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the Company’s exploration, development and capital investment plans, acquisition activities, and operating and working capital requirements, the Company may issue additional common shares as a means of raising capital. In the event that the Company is required to issue additional shares or decides to enter into joint venture arrangements with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Great Panther Silver Limited	73
Annual Information Form for the year ended December 31, 2017

Trading of the Company’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

The Company Does Not Expect to Declare or Pay Any Dividends

The Company has not declared or paid any dividends on its common stock since inception, and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexico taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2017, the Company had net working capital (current assets in excess of current liabilities) of approximately $66 million, including approximately $57 million in cash and short term deposits, and no long-term debt. The Company believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices, or unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Company.

Internal Control over Financial Reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. For the year ended December 31, 2017, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under SOX. Notwithstanding, the Company has undergone an independent assessment of its internal control procedures under SOX for the year ended December 31, 2017 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

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Annual Information Form for the year ended December 31, 2017

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Climate Change

Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of storms) have the potential to disrupt the Company's operations and the transportation routes that the Company uses. The Company's ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company's ability to secure the necessary volumes of water to operate its facilities.

The Coricancha mine has in the past experienced damage from flooding during periods of excessive rain. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company's facilities, plant and operating equipment.

Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

9.	DIVIDENDS

Holders of the Company’s common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available for that purpose. The Company intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends in the foreseeable future.

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Annual Information Form for the year ended December 31, 2017

10.	DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series. As at December 31, 2017, the issued share capital consisted of 168,382,288 common shares. No Class A preferred shares or Class B preferred shares were issued or outstanding.

Common Shares

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of common shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of common shares. The common shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights.

Class A Preferred Shares

Class A preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Preferred Shares

Class B preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

11.	MARKET FOR SECURITIES

11. A.	TRADING PRICE AND VOLUME

The Company’s common shares trade on the TSX and the NYSE American, trading under the symbols “GPR” and “GPL”, respectively.

The following table sets forth the price ranges in Canadian dollars and trading volume of the common shares of the Company as reported by the TSX for the periods indicated:

Period	High	Low	Volume
	C$	C$
January 2017	2.55	2.17	7,177,753
February 2017	2.95	2.31	5,605,323
March 2017	2.63	2.08	5,467,800
April 2017	2.30	1.58	4,077,688
May 2017	1.88	1.56	3,977,224
June 2017	1.70	1.48	2,819,856
July 2017	1.67	1.48	1,885,312
August 2017	1.78	1.58	2,209,492
September 2017	1.80	1.50	1,970,333
October 2017	1.64	1.44	1,688,124
November 2017	1.60	1.44	1,567,793
December 2017	1.74	1.39	2,083,781

Great Panther Silver Limited	76
Annual Information Form for the year ended December 31, 2017

The following table sets forth the price ranges in US dollars and trading volume of the common shares of the Company as reported by the NYSE American for the periods indicated:

Period	High	Low	Volume
	$	$
January 2017	1.94	1.61	34,273,930
February 2017	2.28	1.78	35,914,360
March 2017	1.97	1.56	44,835,680
April 2017	1.71	1.16	25,965,940
May 2017	1.38	1.15	30,883,940
June 2017	1.29	1.11	47,298,660
July 2017	1.32	1.15	17,938,740
August 2017	1.43	1.25	15,347,790
September 2017	1.46	1.21	14,155,130
October 2017	1.31	1.12	10,517,530
November 2017	1.24	1.13	9,467,680
December 2017	1.35	1.06	16,025,950

12.	ESCROWED SECURITIES

As at December 31, 2017, there were no escrowed securities or securities subject to contractual restriction on transfer.

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Annual Information Form for the year ended December 31, 2017

13.	DIRECTORS AND OFFICERS

13. A.	NAMES, OCCUPATIONS AND SECURITY HOLDINGS

At the date of this AIF, the directors and executive officers of the Company are as follows:

Name, Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years [1]	Director Since
R.W. (BOB) GARNETT, CPA, CA, ICD.D British Columbia, Canada	Board Chair and Director of the Company.

Commissioner, Financial Institutions Commission May 2012 to present;

Director of Media Valet Inc. (formerly VRX Worldwide Inc.) since 2009;

	President of Sagebrush Golf and Sporting Club September 2012 to 2015 and CFO 2006 to 2012.	May 2011
JAMES M. BANNANTINE, PE, MBA British Columbia, Canada	President and Chief Executive Officer of the Company since August 2017; President and Chief Executive Officer of Aura Minerals Inc. from October 2011 to January 2017.	August 2017
ROBERT A. ARCHER, P.Geo. British Columbia, Canada	Chief Executive Officer of the Company from 2004 to August 2017;

President of the Company from 2004 to 2012, and from May 2013 to August 2017;

Non-Executive Director of Altair Resources Inc. (formerly named Altair Ventures Incorporated) from 2006 to 2014;

President & Chief Executive Officer of Cangold Limited from 2003 to 2015. Director of Cangold from 2001 to 2015;

Director of Newrange Gold Corp. since March, 2018;

	Director of Prize Mining Corporation since March 2018.	April 2004
JOHN JENNINGS, MBA, CFA British Columbia, Canada	Director of the Company. Practice Lead, Director and Executive Search with WATSON Advisors Inc. since October 2017. Senior Client Partner, Korn Ferry International from 2012 to May 2017.	June 2012

___________________________________________________
1 The information as to principal occupation has been furnished by the respective individuals.

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Annual Information Form for the year ended December 31, 2017

Name, Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years[1]	Director Since
W. JAMES MULLIN British Columbia, Canada	Director of the Company.

Retired Professional Engineer in the province of British Columbia.

Served as Senior Vice President of North American Operations for Newmont Mining Corporation until his retirement in 2001.

	During the five years prior to the date of this AIF, he has acted as an independent consultant in the mining industry, and owned and operated a mid-sized cattle ranch.	August 2013
ELISE REES, FCPA, FCA, ICD.D British Columbia, Canada	Director of the Company.

Director of Enmax Corporation since September 2015; EasyPark Parking Corporation of Vancouver since 2013; Westland Insurance since 2016; and the Greater Vancouver Board of Trade since 2015.

	Market Leader and Managing Partner (TAS) BC at Ernst & Young LLP from 1998 to June 2016.	April 2017
JIM A. ZADRA, CPA, CA British Columbia, Canada	Chief Financial Officer and Corporate Secretary of the Company since July 2012.	N/A
ALI SOLTANI, MSc Texas, USA	Chief Operating Officer of the Company since September 2014.

	Served as Vice President Technical Services and other senior roles for Newmont Mining from January 1989 to December 2010. Retired from January 2011 to September 2014.	NA
MATTHEW C. WUNDER, P.Geo. Ontario, Canada	Vice President, Exploration of the Company since May 2017.

Served as Vice President, Exploration for Sierra Metals Inc. from April 2015 to August 2016.

Owner and President of MCW Consulting Inc., a private mining consultancy, since 2013.
N/A

On February 22, 2018, the Company announced the passing of Mr. Ken Major, a director of the Company.

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Annual Information Form for the year ended December 31, 2017

Name, Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years	Director Since
KENNETH W. MAJOR, P.Eng. British Columbia, Canada	Director of the Company. Director of Cangold Limited from December 2011 to May 2015; Independent mineral processing consultant for precious and base metals mining, KWM Consulting Inc. from 2006.	March 2011

The Board of Directors of the Company has four standing committees. The members of each committee are as follows:

Audit Committee	Elise Rees (Chair) R.W. (Bob) Garnett John Jennings
Human Resources and Compensation Committee	John Jennings (Chair) R.W. (Bob) Garnett James Mullin
Nominating and Corporate Governance Committee	James Mullin (Chair) Kenneth Major (until February 22, 2018) John Jennings
Safety, Health and Environment Committee	Kenneth Major (Chair, until February 22, 2018) R.W. (Bob) Garnett James Mullin (Chair, as of February 23, 2018) Robert A. Archer

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is expected to be held in June 2018.

As of March 23, 2018, the directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over 1,888,427 common shares representing 1.1% of the common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

13.B.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within the 10 years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including the Company), that, (i) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer of chief financial officer; or (ii) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer.

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Annual Information Form for the year ended December 31, 2017

No director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company (i) is, at the date of this AIF or has been within the ten years before the date of the AIF, a director, or executive officer of any company (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or (ii) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

13.C.	CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company (or a subsidiary of the Company) and any director or officer of the Company (or a subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts have been disclosed by such directors and officers in accordance with the Business Corporations Act (British Columbia) and they have governed themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

14.	AUDIT COMMITTEE INFORMATION

14.A.	AUDIT COMMITTEE CHARTER

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and is attached as Schedule A to this AIF.

Great Panther Silver Limited	81
Annual Information Form for the year ended December 31, 2017

14.B.	MEMBERS OF THE AUDIT COMMITTEE

The members of the Company’s audit committee are Elise Rees, Bob Garnett and John Jennings. Each of these three individuals are independent and financially literate within the meaning of National Instrument 52-110 "Audit Committees". The relevant education and experience of each Audit Committee member are outlined below:

Elise Rees, FCPA, FCA, ICD.D (Audit Committee Chair)

Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as board chair, treasurer, and audit and finance committee chair. Ms. Rees retired in June 2016 after a 35-year career in professional accountancy. She spent eighteen years as a partner with Ernst & Young, LLP. She has a breadth of experience in a large variety of industries with specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.

R.W. (Bob) Garnett, CPA, CA, ICD.D

Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he completed the Certified Directors Program with the Institute of Corporate Directors. In 2012, he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia which appointment has been extended to 2018. The Financial Institutions Commission is an agency of the provincial government, which administers nine statutes providing regulatory rules for the protection of the public in the province of British Columbia. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud based digital asset management software to many of the world’s leading brands. Mr. Garnett is also chair of the Audit Committee of Media Valet Inc. Mr. Garnett served as President of a world ranked golf facility located near Merritt, British Columbia from 2012 to 2015.

John Jennings, CFA

Mr. Jennings is Practice Lead, Director and Executive Search with WATSON Advisors Inc., a leading boutique focused on corporate governance and recruiting board directors and executive talent. Previously, he was a Senior Client Partner with Korn Ferry International, a global organizational and people advisory firm and the world's largest provider of executive search. Prior to that, his roles included executive leadership in real estate and in investment banking in Canada and the UK. He earned a Master in Business Administration degree from London Business School, and a Bachelor of Science degree in Chemistry from Western University. He also holds the designation of Chartered Financial Analyst.

14.C.	PRE-APPROVAL POLICY

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor.

Annually, the Audit Committee pre-approves a budget for specified non-audit services within which limits the Company may contract the services of the Company’s external auditor.

Great Panther Silver Limited	82
Annual Information Form for the year ended December 31, 2017

14.D.	EXTERNAL AUDITOR SERVICE FEES

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2017[1]	Year ended December 31, 2016[1]
Audit Fees	C$ 380,700	C$ 440,500
Audit-Related Fees	Nil	Nil
Tax Fees	C$ 20,500	C$ 16,500
All Other Fees	Nil	Nil

“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, and the reviews of the Company’s interim financial statements.

“Tax Fees” include fees for the preparation of the Company’s corporation income tax returns and related tax filings.

15.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the financial year ended December 31, 2017, the Company was not and is not currently a party to, nor is any of its property the subject of, any legal proceedings for which the outcome is expected by management to have a material adverse effect on the Company, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse effect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2017, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2017.

16.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as stated elsewhere in this AIF and in the consolidated financial statements for the year ended December 31, 2017, to the best of the Company’s knowledge, none of the Company’s directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of voting securities of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company.

___________________________
1 Fees billed for audit services are presented based on the fiscal period to which the audit services relate. Audit-related, Tax and Other fees are presented based on the period during which the services were rendered.

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Annual Information Form for the year ended December 31, 2017

17.	TRANSFER AGENTS AND REGISTRARS

The transfer of the Company’s common shares is managed by Computershare Investor Services. The register of transfers for the common shares of the Company is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

18.	MATERIAL CONTRACTS

During the year ended December 31, 2017, the Company entered into a share purchase agreement to acquire 100% of the common shares of a Peruvian entity which owns Coricancha. In addition, the Company entered into related earn-out, mine closure and guarantee agreements with Nyrstar on June 30, 2017 upon the completion of the acquisition of Coricancha. The terms of the agreements are described in the above section entitled “General Development of the Business”.

The Company is not at present party to any other material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

19.	INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 «Continuous Disclosure Obligations» by the Company during, or relating to, Company’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

KPMG LLP

KPMG LLP is the external auditor of the Company and reported on the Company’s audited financial statements for the years ended December 31, 2017 and 2016 filed on SEDAR.

Matthew C. Wunder

Matthew C. Wunder authored the February 28, 2018 NI 43-101 technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico”, dated February 28, 2018, and supervised the preparation of certain technical information set forth herein relating to the Company’s mineral properties. Mr. Wunder has been the VP Exploration of the Company since May 2017.

Golder Associates Inc.

The information on Coricancha in this section of the AIF is based on the technical report entitled “Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, Perú”, dated February 2, 2018. The Mineral Resource update was submitted by Golder Associates Inc. as Report Assembler of the work prepared by or under the supervision of the following “Qualified Persons” named as authors: Ronald Turner, MAusIMM CP(Geo); Daniel Saint Don, P.Eng.; and Jeffrey Woods, P.E.

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Annual Information Form for the year ended December 31, 2017

Robert F. Brown, P. Eng.

Robert F. Brown authored the July 6, 2015 technical report under NI 43-101 on the Topia Mine Mineral Resource Estimates and the NI 43-101 Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 25, 2017. Robert Brown was the VP Exploration of the Company until December 31, 2016.

To the Company’s knowledge, each of the aforementioned firms or persons did not hold more than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s auditors, KPMG LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia and within the meaning of the United States Securities Exchange Act of 1934 and the applicable rules and regulations thereunder adopted by the US Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

20.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2017 which may be obtained upon request from Great Panther’s head office, or may be viewed on the Company’s website (www.greatpanther.com) or on the SEDAR website (www.sedar.com).

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SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE

GREAT PANTHER SILVER LIMITED (the "Company") CHARTER OF THE AUDIT COMMITTEE

Article 1.	Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:

(i)

the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Company's external auditors;

(iii)

the Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members;

(iv)	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and

(v)	the development and implementation of policies and processes in respect of corporate governance matters;

(b)	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;

(c)

prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)

review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:

(i)

the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company's management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company's management, internal accounting department or external auditors.

Last reviewed by the Audit Committee on October 29, 2017

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Article 2.	Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the NYSE American) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3.	Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4.	Committee Chair

The Board, or if it fails to do so, the members of the Committee, will appoint a chair from the members of the Committee. If the chair of the Committee is not present at any meeting of the Committee, an acting chair for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chair will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5.	Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)

a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

Last reviewed by the Audit Committee on October 29, 2017

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(c)

notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)

the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chair, accompanied by any recommendations to the Board approved by the Committee.

Article 6.	Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

(c)

take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)

request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7.	Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)

(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)

periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, and receives an opinion on the financial statements consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants – Chartered Accountants, Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants, and those set out in the International Financial Reporting Standards as issued by the International Accounting Standards Board);

Last reviewed by the Audit Committee on October 29, 2017

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(c)

evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

(e)	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

(f)

assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:

(i)	the Company’s annual financial statements and related footnotes;

(ii)	the external auditors’ audit of the financial statements and their report thereon;

(iii)	any significant changes required in the external auditors’ audit plan;

(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

(h)

other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants, International Financial Reporting Standards as issued by the International Accounting Standards Board, Canadian generally accepted auditing standards, the United States Public Company Accounting Oversight Board, and the American Institute of Certified Public Accountants);

(i)	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):

(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

(ii)	the truthfulness and accuracy of the Company’s financial statements; and

(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(j)	consider and review with the Company's management and internal accounting department:

(i)	significant findings during the year and management’s responses thereto;

Last reviewed by the Audit Committee on October 29, 2017

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(ii)	any changes required in the planned scope of their audit plan;

(iii)	the internal accounting department's budget and staffing; and

(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;

(k)

establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(l)

review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(m)

prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(n)

review with the Company's management: (i) the adequacy of the Company's insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(o)

at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(p)

review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and Business Conduct;

(q)

review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices;

(r)	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve for such parties, in advance, all related party transactions;

(s)	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;

(t)

review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

Last reviewed by the Audit Committee on October 29, 2017

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(u)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

Last presented by the Audit Committee for review and approval to, and so approved by, the Board of Directors on October 29, 2017 (prior dates being November 3, 2015 and October 1, 2014).

Last reviewed by the Audit Committee on October 29, 2017

Great Panther Silver Limited	91
Annual Information Form for the year ended December 31, 2017